UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2017

Commission File Number 001-32294

Tata Motors Limited

(Exact Name of Registrant as Specified in Its Charter)

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):    Yes  ☐    No  ☒

Explanatory note

This Report on Form 6-K contains the following exhibit.

Exhibit Number

1	Supplemental Information Regarding the Jaguar and Land Rover Business of Tata Motors Limited

Forward-looking statements contain risks

The supplemental information regarding the Jaguar and Land Rover business of Tata Motors Limited (“TML”) constituting Exhibit 1 to this Form 6-K, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to TML’s operating strategies, future plans, management goals, mergers and acquisitions and other matters; its competitive positions; its reorganization plans; its capital expenditure plans; its future business conditions and financial results; its cash flows; its dividends; its financing plans; the future growth of market demand of, and opportunities for, TML’s new and existing products; and future regulatory and other developments in the global automotive industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to TML, are intended to identify certain of these forward-looking statements. TML does not intend to update any forward-looking statement.

These forward-looking statements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the current views of TML with respect to future events and do not guarantee the future performance of TML. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	deterioration in economic, political and social conditions in the United Kingdom and Europe, North America, China and other markets in which JLR operates and sells its products could have a significant adverse impact on its sales and results of operations;

•	the impact of the United Kingdom’s contemplated exit from the European Union on JLR’s business, including potential changes in export volumes and customer behavior, potential currency fluctuations, an uncertain regulatory climate and general macroeconomic instability;

•	intensifying industry competition that could materially and adversely affect JLR’s sales and results of operations;

•	the potential for new drive and other technologies being developed and the resulting effects on the automobile market;

•	the electric vehicle market may not evolve as anticipated, including that this market may remain relatively small;

•	new industry consolidation or alliances that allow JLR’s competitors to make strategic cost savings;

•	delays or limited availability of key inputs and related cost increases as a result of accidents or natural disasters;

•	new or changing laws, regulations and government policies, including those specifically regarding the automotive industry, such as industrial licensing, environmental regulations, safety regulations and the potential that JLR may not be able to comply with these regulations and requirements;

•	import restrictions and duties, excise duties, sales taxes, value added taxes, product range restrictions, diesel and gasoline prices and road network enhancement projects;

•	the implementation and success of competitive new products, designs and innovations, and changing consumer demand for the premium cars and all-terrain vehicles JLR sells;

•	future customer demand for premium performance cars and all-terrain vehicles;

•	the seasonal effect of a substantial decrease in JLR’s sales during certain quarters, which could have a material adverse impact on JLR’s financial condition;

•	fluctuations in interest rates and the currency exchange rate of JLR’s revenues against those currencies in which JLR incurs costs and its functional currency;

•	the purchasing power of retail customers in the future and general consumer confidence for retail and corporate customers;

•	the availability and cost of consumer finance to JLR’s customers and fluctuations in used car valuations;

•	future over-dependence on certain key markets increasing the risk of negative impact following adverse changes in consumer demand in those markets;

•	disruptions to JLR’s supply chains or shortages of essential raw materials that may adversely affect its production and results of operations;

•	increases in input prices that may have a material adverse impact on JLR’s result of operations;

•	cybersecurity and other information technology risks;

•	environmental, health and safety and other compliance requirements that may affect JLR’s operating facilities and result in significant costs;

•	the impact of climate change;

•	the implementation of new projects, including overseas joint ventures or automotive manufacturing facilities, and growth strategies, including cost-reduction efforts and entry into new markets and any potential mergers and acquisitions in the future;

•	under-performance of JLR’s distribution channels may adversely affect its sales and results of operations;

•	JLR’s operations could expose it to economic, political and other risks, including unexpected changes in regulatory and legal regimes, governmental investigations, political instability, wars, terrorism, multinational conflicts, natural disasters, fuel shortages/prices, epidemics, labor strikes and other risks in the markets in which JLR operates and in emerging market countries in which it plan to expand;

•	changes in requirements under long term supply arrangements committing JLR to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller, which could have a material adverse impact on JLR’s financial condition or results of operations;

•	disruptions to JLR’s manufacturing, design and engineering facilities and their operations;

•	credit and liquidity risks and the terms on which JLR finances its working capital and capital and product development expenditures and investment requirements;

•	potential product liability, warranties and recalls of the products JLR manufactures;

•	the protection and preservation of JLR’s intellectual property;

•	the risks associated with joint ventures with third parties;

•	any future failure to implement and manage JLR’s strategy;

•	any future requirement to impair the value of JLR’s intangible assets in its financial statements;

•	potential labor unrest and the loss of one or more key personnel or the potential inability to attract and retain highly qualified employees;

•	pension obligations, which may prove more costly than currently anticipated, and the market value of assets in JLR’s pension plans, which could decline;

•	our insurance coverage may not be adequate to protect us against all potential losses;

•	the use of lithium-ion battery cells in some of JLR’s vehicles;

•	legal proceedings and governmental and supra-national investigations, as well as adverse publicity connected with such proceedings and investigations;

•	increasing tax liabilities in the geographical markets where JLR operates;

•	failures and weaknesses in JLR’s internal controls;

•	new and changing corporate governance and public disclosure requirements;

•	relations with JLR’s shareholder; and

•	other factors beyond JLR’s control.

Financial Statements and Other Financial Information

The audited consolidated financial information of Jaguar Land Rover Automotive plc and its subsidiaries (collectively “JLR”) included herein as at and for the fiscal years ended March 31, 2015, 2016 and 2017 have been prepared in accordance with IFRS. The condensed consolidated interim financial statements, which are the unaudited condensed consolidated interim financial statements of JLR as at June 30, 2017 and for the three months ended June 30, 2017 and 2016, have been prepared in accordance with IAS 34. You should consult your own professional advisers for an understanding of the differences between IFRS and US GAAP and how those differences could affect the financial information contained in this Report. There are a number of differences between IFRS and US GAAP. TML has not prepared financial statements in accordance with US GAAP or reconciled these financial statements to US GAAP and is therefore unable to identify or quantify the differences that may impact JLR’s reported profits, financial position or cash flows were they to be reported under US GAAP.

JLR would not be able to capitalize product development costs if it were to prepare its financial statements in compliance with US GAAP. Under IFRS, research costs are charged to the income statement in the year in which they are incurred. Product development costs incurred on new vehicle platforms, engine, transmission and new products must, however, be capitalized and recognized as intangible assets when (i) feasibility has been established, (ii) technical, financial and other resources to complete the development have been committed and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalized include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use. Interest costs incurred in connection with the relevant development are capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset. JLR amortizes product development costs on a straight-line basis over the estimated useful life of the intangible assets. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

This Exhibit also includes the unaudited condensed consolidated financial information for the twelve months ended June 30, 2017 for JLR, which has been derived by aggregating without adjustments the relevant results of the year ended March 31, 2017 and the three months ended June 30, 2017 and subtracting the three months ended June 30, 2016 to derive results for the twelve months ended June 30, 2017. The unaudited condensed consolidated financial information for the twelve months ended June 30, 2017 is not prepared in the ordinary course of JLR’s financial reporting and has not been audited or reviewed. The unaudited condensed consolidated financial information for the twelve months ended June 30, 2017 presented herein is not required by or presented in accordance with IFRS or any other generally accepted accounting principles.

The preparation of financial statements in conformity with IFRS requires JLR to use certain critical accounting estimates. It also requires its directors to exercise their judgment in the process of applying JLR’s accounting policies.

The consolidated financial statements have been prepared based on the fiscal year and are presented in British pounds rounded to the nearest £1.0 million. The consolidated financial statements have been prepared under the historical cost convention modified for certain items carried at fair value, as stated in the accounting policies set out in the consolidated financial statements.

Non-IFRS Financial Measures

This Report includes references to certain non-IFRS measures, including EBITDA, EBIT, free cash flow, net cash and product and other investment. EBITDA, EBIT, free cash flow, net cash and product and other investment are not IFRS measures and should not be construed as alternatives to any IFRS measure such as revenue, gross profit, other income, net profit or cash flow generated from/(used in) operating activities. “EBITDA” is defined as profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealized commodity derivatives, foreign exchange gains/(losses) on unrealized derivatives as well as debt (not designated as hedges) and realized currency derivatives entered into to hedge certain foreign currency debt, share of profit/loss from equity accounted investments and depreciation and amortization. “EBIT” is defined as profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealized commodity derivatives, foreign exchange gains/losses on unrealized derivatives as well as debt (not designated as hedges) and realized currency derivatives entered into to hedge certain foreign currency debt. “Free cash flow” is defined as net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents. “Net cash” is defined as cash and cash equivalents plus short-term deposits less total balance sheet borrowings. “Product and other investment” is defined as cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, joint ventures, associates and other trading investments and expensed research and development costs. In this Report, EBITDA, EBIT, free cash flow, net cash, product and other investment and related ratios are presented for JLR. EBITDA, EBIT, free cash flow, net cash, product and other investment and related ratios should not be considered in isolation and are not measures of JLR’s financial performance or liquidity under IFRS and should not be considered as an alternative to profit or loss for the period or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating, investing or financing activities or any other measure of JLR’s liquidity derived in accordance with IFRS. EBITDA, EBIT, free cash flow, net cash and product and other investment do not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of JLR’s results of operations. In addition, EBITDA, EBIT, free cash flow, net cash and product and other investment, as defined, may not be comparable to other similarly titled measures used by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA MOTORS LIMITED
(Registrant)
Date: October 4, 2017
	By:	/s/ Hoshang K. Sethna
	Name:	Hoshang K. Sethna
	Title:	Company Secretary

EXHIBIT 1 TO FORM 6-K

SUPPLEMENTAL INFORMATION REGARDING THE JAGUAR AND LAND ROVER BUSINESS

OF TATA MOTORS LIMITED

This Exhibit sets forth selected recent developments, financial data, discussion and analysis of results of operations, employee and management information, and other information relating to the Jaguar and Land Rover business of Tata Motors Limited. Unless the context indicates otherwise, references to the following terms in this Exhibit have the meanings ascribed to them below:

“2011 Notes”	JLR’s 8.125% Senior Notes due 2021 issued May 19, 2011 and fully redeemed on May 16, 2016.

“2012 Notes”	JLR’s 8.250% Senior Notes due 2020 issued March 27, 2012 and fully redeemed on March 15, 2016.

“Board” or “board of directors”	The board of directors of the Company.

“British pounds”, “GBP”, “pounds sterling”, “sterling”, or “£”	Pounds sterling, the currency of the United Kingdom of Great Britain and Northern Ireland.

“Chery”	Chery Automobile Company Ltd.

“China Joint Venture”	Chery Jaguar Land Rover Automotive Co., Ltd., the joint venture with Chery to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China.

“Chinese yuan”, “CNY” or “yuan”	Chinese yuan, the currency of the People’s Republic of China.

“Company”	Jaguar Land Rover Automotive plc, a public limited company incorporated under the laws of England and Wales.

“December 2013 Notes”	JLR’s existing $700,000,000 4.125% Senior Notes due 2018 issued December 17, 2013.

“EUR”, “euro” or “€”	Euro, the currency of the member states of the European Union participating in the European Monetary Union.

“EBIT”	Profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealized commodity derivatives, foreign exchange gains/losses on unrealized derivatives as well as debt (not designated as hedges) and realized currency derivatives entered into to hedge certain foreign currency debt.

“EBITDA”	Profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealized commodity derivatives, foreign exchange gains/losses on unrealized derivatives as well as debt (not designated as hedges) and realized currency derivatives entered into to hedge certain foreign currency debt, share of profit/loss from equity accounted investments and depreciation and amortization.

“EMC”	The engine manufacturing center in Wolverhampton.

“Existing Notes”	The January 2013 Notes, the December 2013 Notes, the January 2014 Notes, the October 2014 Notes, the February 2015 Notes, the March 2015 Notes, the January 2017 Euro Notes and the January 2017 Pound Notes.

“February 2015 Notes”	JLR’s existing £400,000,000 3.875% Senior Notes due 2023 issued February 24, 2015.

“Fiscal 2015”	Year beginning April 1, 2014 and ended March 31, 2015.

“Fiscal 2016”	Year beginning April 1, 2015 and ending March 31, 2016.

“Fiscal 2017”	Year beginning April 1, 2016 and ended March 31, 2017.

“Fiscal 2018”	Year beginning April 1, 2017 and ending March 31, 2018.

“Fiscal year”	Year beginning April 1 and ending March 31 of the following year.

“Free cash flow”	Net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

“IFRS”	International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board and adopted by the European Commission.

“Jaguar Land Rover”, “JLR”, “Jaguar Land Rover Group” and “Group”	Jaguar Land Rover Automotive plc and its subsidiaries (including any of their predecessors).

“January 2013 Notes”	JLR’s existing $500,000,000 5.625% Senior Notes due 2023 issued January 28, 2013.

“January 2014 Notes”	JLR’s existing £400,000,000 5.000% Senior Notes due 2022 issued January 31, 2014.

“January 2017 Euro Notes”	JLR’s existing €650,000,000 2.200% Senior Notes due 2024 issued January 17, 2017.

“January 2017 Pound Notes”	JLR’s existing £300,000,000 2.750% Senior Notes due 2021 issued January 24, 2017.

“January 2017 Notes”	The January 2017 Euro Notes and the January 2017 Pound Notes.

“Net cash”	Cash and cash equivalents plus short-term deposits less total balance sheet borrowings.

“Net Income/(expense)”	Profit/(loss) after tax or profit/(loss) for the period.

“October 2014 Notes”	JLR’s existing $500,000,000 4.250% Senior Notes due 2019 issued October 31, 2014.

“Overseas”	The marketing region including Australia, Brazil, India, Japan, Russia, South Korea, South Africa, New Zealand, Sub-Saharan Africa importers, Latin America importers, Asia Pacific importers, Middle East and North Africa importers as well as all other minor markets. The volumes from Hong Kong and Taiwan have been included in Overseas since the beginning of Fiscal 2017.

“Product and other investment”	Cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, joint ventures, associates and other trading investments, and expensed research and development costs.

“Retail volumes”	Aggregate number of finished vehicles sold by dealers (and in limited numbers by Jaguar Land Rover directly) to end users. Although retail volumes do not directly impact Jaguar Land Rover’s revenue, Jaguar Land Rover considers retail volumes as the best indicator of consumer demand for its vehicles and the strength of its brands.

“Revolving Credit Facility”	The £1,885,000,000 unsecured syndicated revolving credit facility entered into in July 2015 and maturing in July 2022, as amended.

“Tata Motors Limited”, “Tata Motors” and “TML”	Tata Motors Limited and its consolidated subsidiaries except as the context otherwise required.

“TMLH”	TML Holdings PTE Limited (Singapore).

“US dollars”, “USD”, “US$” or “$”	US dollars, the currency of the United States of America.

“Wholesale volumes”	Aggregate number of finished vehicles sold to (i) dealers in the United Kingdom or foreign markets in which JLR has established an NSC and (ii) importers in all other markets. Generally, JLR recognizes revenue on the sale of finished vehicles and parts (net of discounts, sales incentives, customer bonuses and rebates granted) when products are delivered to dealers and, in connection with sales to importers, when products are delivered to a carrier for export sales.

I. RECENT DEVELOPMENTS

In Fiscal 2015, Fiscal 2016 and Fiscal 2017, JLR experienced solid vehicle sales and revenue growth, reflecting successful launches of new models, sustained appeal of existing products and geographic diversification, combined with a generally supportive global economic environment, notwithstanding geopolitical uncertainty and intensifying competition. JLR’s revenue grew to £24,339 million and £5,559 million in Fiscal 2017 and the three months ended June 30, 2017 respectively, from £22,286 million and £5,355 million in Fiscal 2016 and the three months ended June 30, 2016, respectively, primarily as a result of higher sales volumes in both its Jaguar and Land Rover brands and the weaker British pound following the referendum on the United Kingdom’s membership in the European Union (“Brexit”). Further to its solid sales performance, JLR delivered EBITDA of £2,955 million in Fiscal 2017 and £442 million in the three months ended June 30, 2017, compared to £3,147 million in Fiscal 2016, and £672 million for the three months ended June 30, 2016. The year-on-year decrease in Fiscal 2017 EBITDA from Fiscal 2016 primarily reflected higher marketing, manufacturing and operating costs, partially offset by higher wholesales. The decrease in EBITDA in the three months ended June 30, 2017, as compared to the three months ended June 30, 2016, primarily reflects lower wholesale volumes, higher variable marketing expense and higher material and operating costs which more than offset favorable foreign exchange rates (weaker British pound).

Free cash flow was positive £141 million in Fiscal 2017 (positive £644 million in Fiscal 2016) driven by solid profits and positive working capital, which funded total product and other investment spending of £3,438 million. In the three months ended June 30, 2017 free cash flow was negative £1,308 million (negative £661 million in the three months ended June 30, 2016), primarily reflecting lower profits offset by the pension past service credit, £995 million of total product and other investment spending as well as £733 million of negative working capital. The negative working capital movement was primarily driven by higher inventory and lower payables due to seasonality in sales and the launch of new models such as the all-new Land Rover Discovery and the Range Rover Velar. This is an increase from the negative working capital of £692 million in the three months ended June 30, 2016.

In the three months ended June 30, 2017, JLR’s wholesales decreased by 40,960 units as compared to the three months ended March 31, 2017, reflecting seasonal planning volumes, and in part explaining the 1.2% EBIT margin in the three months ended June 30, 2017.

Collectively, Jaguar and Land Rover’s product portfolio received 213 awards from leading international motoring writers, magazines and opinion leaders in Fiscal 2017, reflecting the strength of its model line-up and its design and engineering capabilities.

JLR’s four principal regional markets are Europe (excluding the United Kingdom and Russia), North America, the United Kingdom and China which, respectively, accounted for 24.4%, 20.7%, 16.8% and 24.4% of its retail volumes, including sales from its China Joint Venture and 26.5%, 25.0%, 21.9% and 11.6% of its wholesale volumes, excluding sales from its China Joint Venture in the three months ended June 30, 2017. In India, JLR opened an NSC to expand its presence in this key market. Jaguar XJ, Jaguar XF, Range Rover Evoque and Land Rover Discovery Sport vehicles are currently assembled at a facility operated by Tata Motors in Pune, India and JLR plans to expand the assembly to Jaguar XE. These vehicles are currently sold by Tata Motors in India. JLR also sells vehicle kits to be assembled in CKD facilities in Kenya, Malaysia, Turkey and Pakistan and continues to explore manufacturing operations in other markets.

JLR operates three principal automotive manufacturing facilities, an engine manufacturing facility and two advanced design and engineering facilities in the United Kingdom and a manufacturing plant in Slovakia which is currently under construction, as well as a wholly owned manufacturing plant in Brazil. JLR has also established a manufacturing joint venture in China, which currently produces the Range Rover Evoque, Land Rover Discovery Sport and the long wheel base Jaguar XFL for sale in the local market. Globally, JLR employed a total of 40,857 employees, including agency personnel (but excluding China Joint Venture employees), as at June 30, 2017, of which 22,277 were employed in its manufacturing operations with the remaining 18,580 employed in other areas such as design, engineering and central corporate functions.

In Fiscal 2017 and since the start of Fiscal 2018 to date, JLR reinforced its brand range with Jaguar F-PACE, long wheel base Jaguar XFL, the XF Sportbrake, Range Rover Velar and the all-new Land Rover Discovery. The Jaguar E-PACE, Jaguar’s new compact performance SUV, is scheduled to go on general retail sale in certain markets in late 2017.

On September 21, 2017 JLR announced that it had appointed KPMG LLP as its independent auditors, replacing Deloitte LLP who had served as its independent auditors since 2008. JLR’s change of auditors follows Tata Motors’ statutory rotation of auditors in accordance with Section 139(2) of the Indian Companies Act, which requires that all listed companies rotate their auditors after 10 or more consecutive years of service.

Capital Investments

In Fiscal 2017, total product and other investment was £3,438 million (with 41.5% for R&D and 58.5% for expenditure on tangible fixed assets such as facilities, tools and equipment as well as investment in the manufacturing plant in Slovakia and other manufacturing sites). JLR estimates its capital spending will likely be in the region of £4 billion - £4.35 billion in Fiscal 2018 as it targets an EBIT margin of 8-10% in the medium term. JLR’s capital spending program is primarily focused on expanding its manufacturing capacity, new product launches, product development and technology development including CO2 emissions technology, autonomous, connected and electrification technologies and innovative mobility solutions to overcome and address future travel and transport challenges. The profitable growth in sales, with a strong cash and liquidity position has supported JLR’s capital spending strategy over recent years. Total cash at March 31, 2017 was £5,487 million (23% of revenue), comprising cash and cash equivalents of £2,878 million and £2,609 million of financial deposits, as compared to total cash of £4,651 million at the end of Fiscal 2016.

JLR continues to focus on profitably growing its strong, globally recognized brands. In order to meet customer aspirations and regulatory requirements, JLR continues to invest in the United Kingdom and internationally, to further develop technologies and products, compete in new and existing segments and expand its manufacturing capacity. In the near and medium term, JLR expects its capital spending to be greater than its long term capital spending target of 10-12% of revenue in order to realize the present opportunities it sees for growth.

Based on its continuing strong performance and cash and liquidity position, JLR plans to continue to increase capital investment to develop new products in new and existing segments, invest in new powertrains and technologies to meet customer and regulatory requirements, and increase its manufacturing capacity in the United Kingdom and internationally (i.e. China, Austria and Slovakia).

JLR continues to target funding most of its capital spending out of operating cash flow, but it is possible free cash flow could be negative in the near and medium term as JLR executes its growth strategy. JLR monitors the economic environment and market demand as it plans its future capital spending. JLR expects that its strong balance sheet, including total cash and cash equivalents and financial deposits of £4.1 billion and its recently refinanced, five year undrawn committed credit facility of £1.9 billion as at June 30, 2017, resulting in total liquidity of £6.0 billion, as well as proven access to funding from capital markets and banks, will also support its investment plans as required.

Trading Update

JLR’s retail sales results for the month ending September 30, 2017 will be reported in October 2017 and financial results for the six months ended September 30, 2017 are expected to be finalized and released in November 2017, together with Tata Motors’ results for the same period.

Certain Information Relating to Tata Motors

In each of Fiscal 2016 and Fiscal 2017, JLR paid a dividend of £150 million to TMLH. A dividend of £150 million to TMLH has been declared for Fiscal 2018, of which £60 million was paid in June 2017 and £90 million was paid in September 2017. There are no outstanding loans owed or preference shares issued to TMLH as of June 30, 2017. JLR may pay dividends from time to time to its shareholder, subject to compliance with covenants in its financing agreements restricting such payments (including covenants in the indentures governing the Existing Notes). In addition, some of these dividend restrictions may be suspended or terminated entirely if JLR achieves an investment grade status, thereby potentially allowing JLR to pay additional dividends. As of June 30 2017, the estimated amount that would be available for dividend payments, other distributions to its shareholders and other restricted payments under the “build-up” basket under the relevant covenant restrictions under the Existing Notes is approximately £4.3 billion. Pursuant to the indentures applicable to the Existing Notes, JLR will not be subject to any limitation on the making of restricted payments (including payments of dividends) to the extent that it complies, on a pro forma basis, with a 2.0:1.0 consolidated leverage ratio.

During the three months ended June 30, 2017, JLR represented approximately 78.7% of TML’s net revenue.

Legal Proceedings

On May 24, 2017 the European Commission opened an investigation into (i) whether the government of Slovakia’s plan to grant €125 million to JLR for investing in JLR’s Slovakian manufacturing facility is in line with European Union rules on state aid, (ii) possible aid in the form of exemption from a fee payable under Slovakian law at the removal of land from the “agricultural land fund” before land is transformed into industrial land, and (iii) possible aid in the form of transfer of the land for JLR’s Slovakian manufacturing facility at below market value. The European Commission has yet to publish a summary of its investigation. JLR believes that Slovakia has complied with the European Union state aid rules in all its interactions with JLR.

Other Taxes and Dues

During the year ended March 31, 2015 JLR’s Brazilian subsidiary received a demand for 167 million Brazilian real (£40 million at June 30, 2017 exchange rates) in relation to additional indirect taxes (PIS and COFINS) claimed as being due on local vehicle and parts sales made in 2010. Recently, a final hearing has been held on this matter and has confirmed that JLR has no liability.

II. FINANCIAL INFORMATION FOR JLR

	Fiscal year ended and as at March 31,			Six months ended and as at June 30,		Twelve months ended and as at June 30,
	2015*	2016*	2017	2016*	2017	2017
	(£ in millions)
Income Statement and Statement of Comprehensive Income Data:
Revenue	22,106	22,286	24,339	5,355	5,599	24,583
Material and other cost of sales excluding exceptional items	(13,347)	(13,405)	(15,071)	(3,241)	(3,565)	(15,395)
Exceptional items(1)	—	(157)	151	51	1	101
Employee cost	(1,977)	(2,321)	(2,490)	(605)	(656)	(2,541)
Pension past service credit	—	—	—	—	437	437
Other expenses	(4,109)	(4,674)	(5,376)	(1,137)	(1,278)	(5,517)
Net impact of commodity derivatives	(38)	(113)	106	18	(7)	81
Development costs capitalized(2)	1,158	1,242	1,426	322	355	1,459
Other income	181	241	273	56	68	285
Depreciation and amortization(3)	(1,051)	(1,418)	(1,656)	(388)	(450)	(1,718)
Foreign exchange (loss)/gain	(216)	(136)	(216)	(65)	26	(125)
Finance income	48	38	33	9	9	33
Finance expense (net)	(135)	(90)	(68)	(21)	(21)	(68)
Share of (loss)/profit from equity accounted investees	(6)	64	159	45	77	191
Profit before tax	2,614	1,557	1,610	399	595	1,806
Income tax expense	(576)	(245)	(338)	(95)	(123)	(366)
Profit for the period	2,038	1,312	1,272	304	472	1,440
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(355)	489	(895)	(227)	(119)	(787)
Income tax related to items that will not be reclassified	71	(113)	143	41	19	121
Currency translation differences	21	(1)	34	15	(2)	17
Income tax related to items that may be reclassified	363	(18)	329	271	(216)	(158)

Total comprehensive income attributable to shareholders	326	1,724	(883)	(1,007)	1,298	1,422

Balance Sheet Data (at period end):
Intangible assets	4,952	5,497	6,167	5,628	6,306	6,306

Total non-current assets	10,153	11,595	13,388	12,101	13,964	13,964

Total current assets	8,410	8,972	10,962	8,949	9,834	9,834

Total assets	18,563	20,567	24,350	21,050	23,798	23,798

Total current liabilities	7,457	7,875	10,104	8,548	9,138	9,138

Total non-current liabilities	5,066	5,078	7,665	6,045	6,886	6,886

Total liabilities	12,523	12,953	17,769	14,593	16,069	16,069

Equity attributable to equity holders of the company	6,040	7,614	6,581	6,457	7,729	7,729
Cash Flow Data:
Net cash generated from/(used in) operating activities	3,575	3,556	3,160	(98)	(360)	2,898
Net cash used in investing activities	(2,641)	(2,966)	(4,317)	(629)	(766)	(4,454)
Net cash (used in)/generated from financing activities	(38)	(403)	541	(269)	(96)	714
Cash and cash equivalents at the end of period	3,208	3,399	2,878	2,447	1,637	1,637
Other Financial Data:
EBIT(4)	3,075	1,793	1,458	329	69	1,198
EBITDA(5)	4,132	3,147	2,955	672	442	2,725
Capitalized expenditure (excluding product development expenditure)	1,567	1,579	1,631	285	526	1,872
Capitalized product development expenditure(6)	1,203	1,227	1,426	322	355	1,459
Net cash (at period end)(7)	1,713	2,151	1,906	1,265	607	607
Free cash flow(8)	606	644	141	(661)	(1,308)	(506)
Product and other investment(9)	3,147	3,135	3,438	692	995	3,741

*	Restated due to the change in accounting policy for presentation of foreign exchange gains and losses.
(1)	Relates to charges booked and recoveries related to the explosion at the Port of Tianjin.
(2)	This amount reflects the capitalized cost recognized as an intangible asset at the end of the relevant period, net of the amounts charged to the income statement, which were £253 million, £318 million, £368 million, £85 million, £94 million and £377 million in the years ended March 31, 2015, 2016 and 2017, the three months ended June 30, 2016 and 2017 and the twelve months ended June 30, 2017, respectively.
(3)	Depreciation and amortization include, among other things, the amortization attributable to the capitalized cost of product development relating to new vehicle platforms, engines, transmissions and new products. The amount of amortization attributable to capitalized product development costs for Fiscal 2015, Fiscal 2016, Fiscal 2017, the three months ended June 30, 2016 and 2017 and the twelve months ended June 30, 2017 was £526 million, £696 million, £769 million, £191 million, £205 million and £783 million, respectively.
(4)	JLR has defined EBIT as profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealized commodity derivatives, foreign exchange gains/losses on unrealized derivatives as well as debt (net designated as hedges) and realized currency derivatives entered into to hedge certain foreign currency debt. EBIT is presented because JLR believes that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate EBIT in a manner that is different from JLR’s. An EBIT reconciliation is included below.
(5)	JLR has defined EBITDA as profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealized commodity derivatives, foreign exchange gains/losses on unrealized derivatives as well as debt (not designated as hedges) and realized currency derivatives entered into to hedge certain foreign currency debt, share of profit/loss from equity accounted investments and depreciation and amortization. EBITDA is presented because JLR believes that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate EBITDA in a manner that is different from JLR’s. EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to cash flow generated from/(used in) operating activities or as a measure of liquidity or an alternative to profit/(loss) on ordinary activities as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

The reconciliation of JLR’s EBIT and EBITDA to profit for the period line item is:

	Fiscal year ended March 31,			Three months ended June 30,		Twelve months ended June 30,
	2015	2016	2017	2016	2017	2017
	(£ in millions)
Profit for the period	2,038	1,312	1,272	304	472	1,440
Add back taxation	576	245	338	95	123	366
Add/ (less) back exceptional charge/(credit)(a)	—	157	(151)	(51)	(438)	(538)
Add back/(less) foreign exchange (gains)/loss - financing(b)	178	54	101	23	(19)	59
Add back/(less) foreign exchange (gains)/loss - derivatives(c)	166	(86)	11	(21)	(89)	(57)
Add back/ (less) unrealized commodity losses/(gains) – unrealized derivatives	30	59	(148)	(33)	8	(107)
Less finance income	(48)	(38)	(33)	(9)	(9)	(33)
Add back finance expense (net)	135	90	68	21	21	68
EBIT	3,075	1,793	1,458	329	69	1,198

Add back depreciation and amortization	1,051	1,418	1,656	388	450	1,718
Add/ (less) back share of loss/(profit) from equity accounted investees	6	(64)	(159)	(45)	(77)	(191)
EBITDA	4,132	3,147	2,955	672	442	2,725

(a)	Relates to charges booked and eventual recoveries related to the explosion at the Port of Tianjin, as well as a pension past service credit due to retirement benefits being calculated on a career average basis rather than based upon a member’s final salary at retirement doubtful debts and previously capitalized investment.
(b)	Relates to debt not designated as hedges.
(c)	Relates to foreign exchange gains/losses on unrealised derivatives and realised currency derivatives entered into to hedge certain foreign currency debt.
(6)	This amount reflects the capitalized cost of product development recognized as an intangible asset at the end of the relevant period.
(7)	JLR has defined net cash as cash and cash equivalents plus short-term deposits less total balance sheet borrowings.

The reconciliation is set out below:

	As at March 31,			As at June 30,
	2015	2016	2017	2017
	(£ in millions)
Cash and cash equivalents	3,208	3,399	2,878	1,637
Short-term deposits	1,055	1,252	2,609	2,471
Total borrowings (including secured and unsecured borrowings and factoring facilities)	(2,550)	(2,500)	(3,581)	3,501

Net cash	1,713	2,151	1,906	607

(8)	Free cash flow reflects net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

The reconciliation is set out below:

	Fiscal year ended March 31,			Three months ended June 30,		Twelve months ended June 30,
	2015	2016	2017	2016	2017	2017
	(£ in millions)
Net cash generated from/(used in) operating activities	3,575	3,556	3,160	(98)	(360)	2,898
(Less) net cash used in investing activities	(2,641)	(2,966)	(4,317)	(629)	(766)	(4,454)
Finance expenses	(230)	(142)	(150)	(27)	(24)	(147)
Finance lease payments	(6)	(5)	(4)	(1)	(1)	(4)
(Less)/add back: Movements in short-term deposits	(195)	186	1,300	23	(125)	1,152
Add back/less: Foreign exchange gain/(loss) on short-term deposits	51	11	57	27	(13)	17
Add back/less: Foreign exchange gain/(loss) on cash and cash equivalents	52	4	95	44	(19)	32

Free cash flow	606	644	141	(661)	(1,308)	(506)

*	Restated due to change in accounting policy for presentation of foreign exchange gains and losses.
(9)	Product and other investment reflects cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, joint ventures, associates and other trading investments and expensed research and development costs.

The reconciliation is set out below:

	Fiscal year ended March 31,			Three months ended June 30,		Twelve months ended June 30,
	2015	2016	2017	2016	2017	2017
	(£ in millions)
Purchases of property, plant and equipment	1,564	1,422	1,584	264	478	1,798
Cash paid for intangible assets	1,206	1,384	1,473	343	403	1,533
Expensed R&D	253	318	368	85	94	377
Investments in equity accounted investees	124	—	12	—	—	12
Purchases of other investments	—	—	1	—	20	21
Acquisitions of subsidiaries	—	11	—	—	—	—

Product and other investment	3,147	3,135	3,438	692	995	3,741

Product and other investment can also be presented as cash outflows relating to tangible assets (net of proceeds from disposals of tangible assets), intangible assets, expensed R&D and investment in joint ventures.

Explanation of Income Statement Line Items

JLR’s income statement includes the following items.

•

Revenue: Revenue includes the fair value of the consideration received or receivable from the sale of finished vehicles and parts to dealers (in the United Kingdom and the foreign countries in which JLR has NSCs) and importers (in all other foreign countries). JLR recognizes revenue on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sale of products includes export and other recurring and non-recurring incentives from governments at the national and state levels. Sale of products is presented net of excise duty where applicable and other indirect taxes. Consequently, the amount of revenue JLR recognizes is driven by wholesale volumes (i.e., sales of finished vehicles to dealers and importers). JLR does, however, mainly monitor the level of retail volumes as the general metric of customer demand for its products with the aim of managing effectively the level of stock held by JLR’s dealers. Retail volumes do not directly affect JLR’s revenue.

•	Material and other cost of sales: JLR has elected to present its income statement under IFRS by nature of expenditure rather than by function. Accordingly, JLR does not present costs of sales, selling and distribution and other functional cost categories on the face of the income statement. “Material and other cost of sales” are comprised of: (i) change in inventories of finished goods and works in progress; (ii) purchase of products for sale; and (iii) raw materials and consumables. “Material and other cost of sales” does not equal “cost of sales” that JLR would report if it were to adopt a functional presentation for its income statement because it does not include all relevant employee costs, depreciation and amortization of assets used in the production process and relevant production overheads.

•	Changes in inventories of finished goods and work in progress reflects the difference between the inventory of vehicles and parts at the beginning of the relevant period and the inventory of vehicles and parts at the end of the relevant period. It represents the credit or charge required to reflect the manufacturing costs for finished vehicles and parts, or vehicles and parts on the production line, that were still in stock at the end of the relevant period. Inventories (other than those recognized as a result of the sale of vehicles subject to repurchase arrangements) are valued at the lower of cost and net realizable value. Cost of raw materials and consumables are ascertained on a first-in-first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and selling expenses. Inventories include vehicles sold to a third party subject to repurchase arrangements. The majority of these vehicles are leased by a third party back to JLR’s management. These vehicles are carried at cost and are amortized in changes in stocks and work in progress to their residual values (i.e., estimated second-hand sale value) over the term of the arrangement.

•	Purchase of products for sale represents the cost associated with the supply from third-party suppliers of parts and other accessories that JLR does not manufacture itself but fits into its finished vehicles.

•	Raw materials and consumables represents the cost of the raw materials and consumables that JLR purchases from third parties and use in its manufacturing operations, including aluminum, other metals, rubber and other raw materials and consumables. Raw materials and consumables also include import duties for raw materials and finished vehicles from the United Kingdom into the country of sale.

•	Employee cost: This line item represents the cost of wages and salaries, social security and pensions for all of JLR’s employees and agency workers, including employees of centralized functions and headquarters.

•	Other expenses: This line item comprises any operating expense not otherwise accounted for in another line item. These expenses principally include warranty and product liability costs and freight and other transportation costs, stores, spare parts and tools consumed, product development costs, repairs to building, plant and machinery, power and fuel, rent, rates and taxes, publicity and marketing expenses, insurance and other general costs.

•	Net impact of commodity derivatives: This line item represents the mark-to-market on commodity derivative instruments, which do not meet the hedge accounting criteria of IFRS. In Fiscal 2013 and subsequently, JLR entered into derivative transactions on certain key commodity inputs, such as aluminum.

•	Development costs capitalized: Development costs capitalized represents employee costs, store and other manufacturing supplies, and other works expenses incurred mainly towards product development projects. It also includes costs attributable to internally constructed capital items. Product development costs incurred on new vehicle platforms, engine, transmission and new products are capitalized and recognized as intangible assets when (i) feasibility has been established, (ii) JLR has committed technical, financial and other resources to complete the development and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalized include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use. The application of the relevant accounting policy involves critical judgement and interpretations of IFRS may differ, which can result in different applications of the same standard and, therefore, different results. Interest cost incurred in connection with the relevant development is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

•	Other income: This item represents any income not otherwise accounted for in another line item. It principally includes rebates from the Chinese government based on JLR’s activities there, income from the Land Rover Experience and sales of second-hand Land Rover warranties in the United States. Rebates from China are accounted for when received as they are not considered virtually certain to be paid.

•	Depreciation and amortization: Depreciation and amortization represent the depreciation of property, plant and equipment and the amortization of intangible assets, including the amortization of capitalized product development costs. Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use. Capital work-in-progress includes capital advances. Amortization is provided on a straight-line basis over estimated useful lives of the intangible assets. The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates. In accordance with IFRS, JLR capitalizes a significant percentage of its product development costs. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

•	Foreign exchange loss/gain (net): This item represents the net gain or loss attributable to the revaluation of non-GBP balance sheet items and the realized gain/(loss) on foreign exchange derivative contracts that are hedge accounted, as well as the time value of options and ineffective foreign exchange derivatives which are recognized directly in the income statement.

•	Finance income: This item represents the income from short-term liquid financial assets, marketable securities and other financial instruments (including bank deposits).

•	Finance expense (net): This item represents the net expense of its financial borrowings, including the Existing Notes, including fees and commitment fees paid to financial institutions in relation to committed financial facilities and similar credit lines, less interest capitalized.

•	Share of (loss)/profit from equity accounted investees: The consolidated financial statements include JLR’s share of the income and expenses, other comprehensive income and equity movements of equity accounted investees, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When JLR’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that JLR has an obligation or has made payments on behalf of the investee.

•	Exceptional items: JLR has elected to disclose exceptional items separately in its consolidated income statement by virtue of their nature, size or frequency.

Capitalization

Sources	Actual as at June 30, 2017
(£ in millions)
Cash and cash equivalents(1)	1,637
Short-term investments(2)	2,471

Cash and cash equivalents and short-term investments	4,108

Other loans(3)	6
Factoring(4)	159
5.625% Senior Notes due 2023(5)	384
4.125% Senior Notes due 2018(5)	539
5.000% Senior Notes due 2022	400
4.250% Senior Notes due 2019(5)	384
3.875% Senior Notes due 2023	400
3.500% Senior Notes due 2020(5)	384
2.200% Senior Notes due 2024(6)	571
2.750% Senior Notes due 2021	300
Capitalized debt issuance fees	(26)
Total debt	3,501

Ordinary shares	1,501
Capital redemption reserve	167
Reserves	6,061

Total equity	7,729

Total capitalization	11,230

(1)	The total amount of cash and cash equivalents includes £513 million of the cash and cash equivalents held in subsidiaries of the Company outside the United Kingdom. The cash in some of these jurisdictions, e.g. South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However annual dividends are generally permitted and JLR does not believe that these restrictions have, or are expected to have, any impact on its ability to meet its cash obligations.
(2)	Refers to bank deposits with a maturity of between three and twelve months.
(3)	Consists of (i) overdraft facilities and (ii) finance leases.
(4)	Represents JLR’s factoring facilities entered into in the ordinary course of business.
(5)	Using the US dollar per British pound exchange rate on June 30, 2017 of $1.3006 = £1.00.
(6)	Using the euro per British pound exchange rate on June 30, 2017 of €1.1398 = £1.00.

The following table presents JLR’s revenue, profit and EBITDA in Fiscal 2015, Fiscal 2016 and Fiscal 2017, the three months ended June 30, 2016 and 2017 and the twelve months ended June 30, 2017.

	Fiscal year ended March 31,			Three months ended June 30,		Twelve months ended June 30,
	2015	2016	2017	2016	2017	2017
	(£ in millions)
Revenue	21,106	22,286	24,339	5,355	5,599	24,583
Profit for the period	2,038	1,312	1,272	304	472	1,440
EBITDA	4,132	3,147	2,955	672	442	2,725

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future periods affected.

During Fiscal 2017, the Group reviewed the presentation of foreign exchange in the consolidated income statement following the continued increase in hedging activity, volatility in foreign exchange rates, and in anticipation of transition to IFRS 9. As a result, it is considered more appropriate to present realized foreign exchange relating to derivatives hedging revenue exposures as an adjustment to ‘Revenue’ and realized foreign exchange relating to derivatives hedging cost exposures to ‘Material and other cost of sales’. The prior year comparatives have been represented on this basis. Realized foreign exchange gains of £78 million and £240 million have been adjusted to ‘Revenue’ for the year ended March 31, 2016 and 2015 respectively and realized foreign exchange losses of £259 million and £162 million have been adjusted to ‘Material and other cost of sales’ for the year ended March 31, 2016 and 2015 respectively.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the 2017 Consolidated Financial Statements are included in the following notes:

(i)	Note 3—Alternative Performance Measures

(ii)	Note 5—Revenue

(iii)	Note 14—Taxation

(iv)	Note 17—Property, plant and equipment

(v)	Note 18—Intangible assets

(vi)	Note 20—Deferred tax assets and liabilities

(vii)	Note 27—Provisions

(viii)	Note 32—Employee benefits

(ix)	Note 35—Financial instruments

Revenue recognition

Revenue comprises the amounts invoiced to customers outside the Group and is measured at the fair value of the consideration received or receivable, net of discounts, sales incentives, dealer bonuses and rebates granted, which can be identified at the point of sale. Revenue is presented net of excise duty, where applicable, and other indirect taxes.

Revenue is recognized when the risks and rewards of ownership have been transferred to the customer and the amount of revenue can be reliably measured with it being probable that future economic benefits will flow to the Group. The transfer of the significant risks and rewards are defined in the underlying agreements with the customer.

No sale is recognized where, following disposal of significant risks and rewards, the Group retains a significant financial interest. The Group’s interest in these items is retained in inventory, with a creditor being recognized for the contracted buy back price. Income under such agreements, measured as the difference between the initial sale price and the buy back price, is recognized on a straight-line basis over the term of the agreement. The corresponding costs are recognized over the term of the agreement based on the difference between the item’s cost, including estimated costs of resale, and the expected net realizable value. If a sale includes an agreement for subsequent servicing or maintenance, the fair value of that service is deferred and recognized as income over the relevant service period in proportion with the expected cost pattern of the agreement.

IFRS 15 Revenue from Contracts with Customers provides a new comprehensive framework for revenue recognition and establishes new principles and the disclosure requirements thereof. The Group considers the profit impact of IFRS 15 to be immaterial to the financial statements. The main financial impact on the Group of IFRS 15 will be the presentation of the consolidated income statement with changes in classification arising from the new definitions of agent and principal, as well as some reclassification from ‘Other Income’ to ‘Revenue’ and additional revenue reductions relating to payments to customers. The other significant impact of IFRS 15 on the financial statements will be the extensive disclosure requirements of the standard, whereby additional numerical and narrative information will be required as well as more disaggregation of revenue compared to the current disclosures.

IFRS 17 Insurance Contracts was published on May 18, 2017 and replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. For fixed-fee service contracts whose primary purpose is the provision of services, such as roadside assistance, entities have an accounting policy choice to account for them in accordance with either IFRS 17 or IFRS 15. As the standard applies to annual periods beginning on or after January 1, 2021, the Group has to complete its project on Revenue Recognition under IFRS 15 before being able to determine the impact of IFRS 17.

Cost recognition

Costs and expenses are recognized when incurred and are classified according to their nature. Expenditures are capitalized, where appropriate, in accordance with the policy for internally generated intangible assets and represent employee costs, stores and other manufacturing supplies, and other expenses incurred for product development undertaken by the Group.

Provisions

A provision is recognized if, as a result of a past event, JLR has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Product warranty expenses: The Group offers warranty cover in respect of manufacturing defects, which become apparent up to five years after purchase, dependent on the market in which the purchase occurred. The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years.

Legal and product liability provision: A legal and product liability provision is maintained in respect of compliance with regulations and known litigations which impact the Group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with regulations.

Residual risk: In certain markets, JLR is responsible for the residual risk arising on vehicles sold by dealers under leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental risk provision: This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

Income Taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognized in the consolidated income statement, except when related to items that are recognized outside of profit or loss (whether in other comprehensive income or directly in equity), or where related to the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination.

Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilized business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilized.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, and on the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and JLR intends to settle its current tax assets and liabilities on a net basis.

Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and accumulated impairment, if any.

Cost includes purchase price, non-recoverable taxes and duties, labor cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.

Interest cost incurred for constructed assets is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

Depreciation is charged on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Estimated useful life
(years)
Buildings	20 to 40
Plant, equipment and leased assets	3 to 30
Vehicles	3 to 10
Computers	3 to 6
Furniture and fittings	3 to 20

The depreciation for property, plant and equipment with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Freehold land is measured at cost and is not depreciated. Heritage assets are not depreciated as they are considered to have a residual value in excess of cost. Residual values are re-assessed on an annual basis.

Depreciation is not recorded on assets under construction until construction and installation are complete and the asset is ready for its intended use. Assets under construction include capital prepayments.

Intangible assets

Acquired intangible assets

Intangible assets purchased, including those acquired in a business combination, are measured at cost or fair value as at the date of acquisition where applicable less accumulated amortization and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

For intangible assets with definite lives, amortization is provided on a straight-line basis over estimated useful lives of the intangible assets as per the estimated amortization periods below.

Internally generated intangible assets

Estimated amortization period
Software	2 to 8 years
Patents and technological know how	2 to 12 years
Customer related—Dealer network	20 years
Intellectual property rights and other intangibles	3 to Indefinite

The amortization year for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates.

Capital work-in-progress includes capital advances. Customer-related intangibles acquired in a business combination consist of dealer networks. Intellectual property rights and other intangibles consist of brand names, which are considered to have indefinite lives due to the longevity of the brands.

Research costs are charged to the consolidated income statement in the year in which they are incurred.

Product development costs incurred on new vehicle platforms, engines, transmission and new products are recognized as intangible assets, when feasibility has been established, the Group has committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future economic benefits.

The costs capitalized include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use.

Interest cost incurred is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

Product development cost is amortized over a period of between two and 10 years.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss, if any.

Amortization is not recorded on product development in progress and is only recorded once development is complete.

Impairment

Property, plant and equipment and other intangible assets: At each balance sheet date, the Group assesses whether there is any indication that any property, plant and equipment and intangible assets with finite lives may be impaired. If any such impairment indicator exists, the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier, if there is an indication that the asset may be impaired.

The estimated recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated income statement.

An annual impairment review for heritage assets is performed and any impairment in the carrying value is recognized immediately in the consolidated income statement.

As at June 30, 2017, none of JLR’s property, plant and equipment and intangible assets were considered impaired.

Equity accounted investments: joint ventures and associates: The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate or joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (the higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Employee benefits

Pension schemes: JLR operates several defined benefit pension schemes; the UK defined benefit schemes were previously contracted out of the second state pension scheme until April 5, 2016. The assets of the plans are held in separate trustee administered funds. The schemes provide for monthly pension after retirement based on salary and service as set out in the rules of each scheme.

Contributions to the plans by the Group take into consideration the results of actuarial valuations. The plans with a surplus position at the balance sheet date have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognized.

The UK defined benefit schemes were closed to new joiners in April 2010.

For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period.

Defined benefit costs are split into three categories:

•	Current service cost, past service cost, and gains and losses on curtailments and settlements;

•	Net interest cost; and

•	Remeasurement.

Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on scheme assets (excluding interest) is recognized immediately in the balance sheet with a charge or credit to the statement of comprehensive income in the period in which they occur. Remeasurement recorded in the statement of comprehensive income is not recycled.

Past service cost, including curtailment gains and losses, is generally recognized in profit or loss in the period of scheme amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability.

JLR presents these defined benefit costs within ‘Employee costs’ in the consolidated income statement.

Separate defined contribution schemes are available to all JLR’s other employees. Costs in respect of these schemes are charged to the income statement as incurred.

Post-retirement Medicare scheme: Under this unfunded scheme, employees of some subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from JLR as part of an early separation scheme, on medical grounds or due to permanent disablement, are also covered under the scheme. The applicable subsidiaries (and therefore, the Group) account for the liability for post-retirement medical scheme based on an annual actuarial valuation.

Actuarial gains and losses: Actuarial gains and losses relating to retirement benefit plans are recognized in other comprehensive income in the year in which they arise. Actuarial gains and losses relating to long-term employee benefits are recognized in the consolidated income statement in the year in which they arise.

The measurement date of all retirement plans is March 31.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets are classified into categories: financial assets at fair value through profit or loss (which can either be held for trading or designated as fair value options); held-to-maturity investments; loans and receivables; and available-for-sale financial assets. Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities. No financial instruments have been designated as financial liabilities at fair value through profit or loss using the fair value option or have been classified as held-to-maturity. Where the Group provides convertible loan notes to third parties, these are designated as fair value through profit or loss using the fair value option.

Financial instruments are recognized on the balance sheet when JLR becomes a party to the contractual provisions of the instrument. Initially, a financial instrument is recognized at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in determining the carrying amount, if it is not classified as at fair value through profit or loss. Subsequently, financial instruments are measured according to the category in which they are classified.

•	Financial assets and financial liabilities at fair value through profit or loss—held for trading: Derivatives, including embedded derivatives separated from the host contract are classified into this category. Financial assets and liabilities are measured at fair value with changes in fair value recognized in the consolidated income statement, unless they are designated as hedging instruments, for which hedge accounting is applied.

•	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through net income or financial assets available-for-sale. Subsequently, these are measured at amortized cost using the effective interest method less any impairment losses. These include cash and cash equivalents, trade receivables, finance receivables, other financial receivables and other financial assets.

•	Available-for-sale financial assets: Available-for-sale financial assets are those non-derivative financial assets that are either designated as such upon initial recognition or are not classified in any of the other financial asset categories. Subsequently, these are measured at fair value and changes therein are recognized in other comprehensive income, net of applicable deferred income taxes, and accumulated in the investments revaluation reserve with the exception of interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. The Group does not hold any available-for-sale financial assets.

Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

Embedded derivatives relating to prepayment options on senior notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal, on each exercise date, to the amortized cost of the senior notes.

•	Other financial liabilities: These are measured at amortized cost using the effective interest method.

The fair value of a financial instrument on initial recognition is normally the transaction price (fair value of the consideration given or received). Subsequent to initial recognition, measurement of financial assets and liabilities is determined based on classification. For financial assets and liabilities measured at fair value, JLR determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation models.

JLR derecognizes a financial asset only when the contractual rights to the cash flows from the asset expires or JLR transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If JLR neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, JLR recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If it retains substantially all the risks and rewards of ownership of a transferred financial asset, it continues to recognize the financial asset and also recognize a collateralized borrowing for the proceeds received.

Financial liabilities are derecognized when these are extinguished, that is when the obligation is discharged, cancelled or has expired. When a financial instrument is derecognized, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement.

JLR assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets, other than those measured at fair value through profit or loss, is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

JLR uses foreign currency forward contracts, foreign currency options and borrowings denominated in foreign currency to hedge the risks associated with foreign currency fluctuations relating to highly probable forecast transactions. JLR designates these foreign currency forward contracts, foreign currency options and borrowing denominated in foreign currency in a cash flow hedging relationship by applying hedge accounting principles under IAS 39.

During Fiscal 2017, the Group reviewed the presentation of foreign exchange in the consolidated income statement following the continued increase in hedging activity, volatility in foreign exchange rates, and in anticipation of transition to IFRS 9. As a result, it is considered more appropriate to present realized foreign exchange relating to derivatives hedging revenue exposures as an adjustment to ‘Revenue’ and realized foreign exchange relating to derivatives hedging cost exposures to ‘Material and other cost of sales’. The prior year comparatives have been represented on this basis. Realized foreign exchange gains of £78 million and £240 million have been adjusted to ‘Revenue’ for the years ended March 31, 2016 and 2015 respectively and realized foreign exchange losses of £259 million and £162 million have been adjusted to ‘Material and other cost of sales’ for the year ended March 31, 2016 and 2015 respectively. For options, the time value is not a designated component of the hedge, and therefore all changes in fair value related to the time value of the instrument are recognized immediately in the consolidated income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. For forecast transactions, any cumulative gain or loss on the hedging instrument recognized in other comprehensive income is retained there until the forecast transaction affects profit or loss.

If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognized in other comprehensive income is immediately transferred to the consolidated income statement.

IFRS 9: Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and contractual cash flow characteristics of the financial asset. JLR has undertaken an assessment of classification and measurement and does not expect a significant impact on the financial statements. The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, contract assets under IFRS 15 Revenue from Contracts with customers, lease receivables, loan commitments and certain financial guarantee contracts. JLR has undertaken an assessment of the impairment model and does not expect a significant impact on the financial statements. The new hedge accounting rules will align the accounting for hedging instruments more closely with JLR’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. JLR has undertaken an assessment of their IAS 39 hedge relationships against the requirements of IFRS 9 and has concluded that its current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9. JLR has identified a change with respect to treatment of the cost of hedging, specifically the time value of the foreign exchange options and foreign currency basis included in the foreign exchange forwards. JLR is undertaking an assessment to determine the impact on the financial statements. It anticipates that the time value of foreign exchange options and the foreign currency basis included in the foreign exchange forwards will now be recorded in a separate component of the statement of comprehensive income. Foreign exchange gains/losses for non-financial items will now be recognized as an adjustment to that non-financial item (i.e. inventory) when recorded on the consolidated balance sheet. The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of JLR’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

III. DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

General Trends of JLR’s Recent Performance

Revenues were £5,599 million for the three months ended June 30, 2017, as compared to £5,355 million for the three months ended June 30, 2016 and EBITDA was £442 million in the three months ended June 30, 2017, as compared to £672 million in the three months ended June 30, 2016. EBIT of £69 million in the three months ended June 30, 2017 compared to £329 million in the three months ended June 30, 2016. EBITDA was lower in the three months ended June 30, 2017 compared to the three months ended June 30, 2016 primarily due to lower wholesale volumes, higher variable marketing expense and higher material and other operating costs. Further EBIT was lower in the three months ended June 30, 2017 compared to the three months ended June 30, 2016 primarily due to higher depreciation and amortization, partially offset by higher profits from JLR’s China Joint Venture. Profit before tax was £595 million in the three months ended June 30, 2017, compared to £399 million in the three months ended June 30, 2016. The higher profit before tax in the three months ended June 30, 2017 primarily reflects the £437 million one-time pension revaluation credit and favorable revaluation of unrealized commodity hedges, partially offset by lower EBITDA, unfavorable revaluation of foreign currency debt and unrealized foreign currency and the non-reoccurrence of £51 million of Tianjin recoveries received in the three months ended June 30, 2016. JLR’s profit after tax was £472 million in the three months ended June 30, 2017, up from £304 million in the same period in 2016.

Free cash flow was negative £1,308 million in the three months ended June 30, 2017 (negative £661 million in the three months ended June 30, 2016), primarily reflecting lower profits offset by the pension past service credit, £995 million of total product and other investment spending (up from £692 million in the three months ended June 30, 2016), as well as £733 million of negative working capital movement (up from £640 million in the three months ended June 30, 2016). The negative working capital movement was primarily driven by higher inventory and lower payables due to seasonality in sales and the launch of new models such as the all-new Land Rover Discovery and the Range Rover Velar (working capital movements were negative £692 million in the three months ended June 30, 2016). Net cash used in operating activities in the three months ended June 30, 2017 was £360 million, compared to £98 million for the same period in 2016. After the negative free cash flow of £1,308 million, finance expenses and fees (net of capitalized interest) of £25 million (down from £28 million in the three months ended June 30, 2016), a £11 million reduction in debt (down from a reduction of £91 million in the three months ended June 30, 2016) and a £60 million dividend paid (out of £150 million declared) to Tata Motors during the three months ended June 30, 2017 (down from a dividend of £150 million declared and paid in the three months ended June 30, 2016), JLR had total cash of £4,108 million (up from £3,749 million as at June 30, 2016), comprising £1,637 million of cash and cash equivalents and £2,471 million of financial deposits. At June 30, 2017, JLR also had an undrawn committed revolving credit facility of £1,870 million. The remaining £90 million dividend due to Tata Motors was paid in September 2017.

Recent Retail Volumes

Total retail volumes in the three months ended June 30, 2017 were 137,463 units (including sales from JLR’s China Joint Venture), an increase of 3.5% compared to the three months ended June 30, 2016, with sales volumes up year-on-year in China by 30.3% and North America by 15.6%. By model, this year-on-year retail sales growth was primarily driven by continuing strong demand for the Jaguar F-PACE and Range Rover as well as the introduction of the Jaguar XFL in China. In the three months ended June 30, 2017 retail sales were flat in Europe and down 14.3% in the United Kingdom, primarily due to the increase in vehicle excise duty in effect from April 1, 2017, which caused customers to pull ahead their purchases into March. By brand, Land Rover retailed 96,197 units in the three months ended June 30, 2017, down 4.7% compared to the three months ended June 30, 2016 primarily driven by the continuing sales ramp-up of the all-new Land Rover Discovery model, which was only launched in the United States and China in May 2017, partially offset by strong sales of the Range Rover. Jaguar retailed 41,266 units in the three months ended June 30, 2017, up 29.7% compared to the three months ended June 30, 2016 primarily driven by continued strong demand for F-PACE and the introduction of the Jaguar XFL in China.

Retail volumes in Europe (excluding the United Kingdom and Russia) were 33,536 units in the three months ended June 30, 2017, compared to 33,551 units during the same period in 2016, flat year-on-year as the introduction of the all-new Land Rover Discovery and new Range Rover Velar as well as continuing strong sales of the Jaguar F-PACE, Range Rover and Range Rover Sport were offset by softer sales of other models.

Retail volumes in North America were 28,393 units in the three months ended June 30, 2017, compared to 24,566 units in the same period in 2016, an increase of 15.6%, primarily reflecting the introduction of the Jaguar F-PACE and XE as well as continuing strong sales of Jaguar F-TYPE, Range Rover and Range Rover Evoque.

Retail volumes in the United Kingdom were 23,083 units in the three months ended June 30, 2017, compared to 26,919 units in the same period in 2016, a decrease of 14.3%, primarily driven by the increase in vehicle excise duty in effect from April 1, 2017, which caused customers to pull ahead their purchases into March. By model, strong sales of the Jaguar F-PACE and solid sales of the Land Rover Discovery Sport were more than offset by weaker sales of other models.

Retail volumes in China were 33,514 units in the three months ended June 30, 2017, compared to 25,726 units in the same period in 2016, an increase of 30.3%, with sales of every model higher year-on-year with the exception of the all-new Land Rover Discovery, as sales continue to ramp up following its launch in May 2017.

Retail volumes in Overseas markets were 18,937 units in the three months ended June 30, 2017, compared to 21,991 units in the same period in 2016, a decrease of 13.9%, as challenging economic conditions in certain Overseas markets, including Russia, Brazil and the Middle East continued. The introduction of the Jaguar F-PACE drove sales growth for Jaguar and sales of Range Rover were up year-on-year but these were more than offset by weaker sales of other Jaguar and Land Rover models.

Since the three months ended June 30, 2017, JLR has reported retail volumes for the months ended July 31, 2017 and August 31, 2017 as follows:

	Month ended July 31,				Month ended August 31,
	2016	2017	Year-on-year Change		2016	2017	Year-on-year Change
	(units)			(%)	(units)			(%)
Global retail volumes (including sales from the China Joint Venture)	44,486	46,074	1,588	3.6	36,926	38,519	1,593	4.3
Global wholesale volumes (excluding sales from the China Joint Venture)	44,061	42,260	(1,801)	(4.1)	37,394	37,394	0	0
Jaguar retail volumes:
F-PACE	5,476	5,691	215	3.9	4,460	4,869	409	9.2
XE	3,472	2,697	(775)	(22.3)	2,792	1,970	(822)	(29.4)
XF	2,508	2,963	455	18.1	1,977	2,792	815	41.2

XJ	894	840	(54)	(6.0)	825	724	(101)	(12.2)
F-TYPE	848	773	(75)	(8.8)	814	605	(209)	(25.7)

Total	13,198	12,964	(234)	(1.8)	10,868	10,960	92	0.8
Land Rover retail volumes:
Range Rover	3,906	4,288	382	9.8	3,722	3,806	84	2.3
Range Rover Velar	0	1,731	1,731	N/A	0	1,601	1,601	N/A
Range Rover Sport	6,699	5,981	(718)	(10.7)	5,465	5,049	(416)	(7.6)
Range Rover Evoque	8,208	7,458	(750)	(9.1)	6,098	5,987	(111)	(1.8
Land Rover Discovery Sport	8,392	9,205	813	9.7	7,053	7,851	798	11.3
Land Rover Discovery	3,923	4,446	523	13.3	3,534	3,265	(269)	(7.6)
Freelander(1)	2	0	(2)	<(99)	1	0	(1)	<(99)
Defender(1)	158	1	(157)	(99.4)	185	0	(185)	<(99)

Total	31,288	33,110	1,822	5.8	26,058	27,559	1,501	5.8
Regional retail volumes:
China	8,655	11,636	2,981	34.4	9,314	12,096	2,782	29.9

Europe (excluding the United Kingdom and Russia)	10,704	10,099	(605)	(5.7)	8,003	7,253	(750)	(9.4)
North America	10,469	10,185	(284)	(2.7)	10,330	10,541	211	2.0
United Kingdom	7,631	7,558	(73)	(1.0)	2,373	2,095	(278)	(11.7)
Overseas	7,027	6,596	(431)	(6.1)	6,906	6,534	(372)	(5.4)

Total	44,486	46,074	1,588	3.6	36,926	38,519	1,593	4.3
Retail volumes from JLR’s China Joint Venture (included above)(2)	3,669	6,673	3,004	81.9	4,107	7,126	3,019	73.5
Wholesale volumes from JLR’s China Joint Venture (excluded above)	8,266	12,070	3,804	46.0	4,899	5,522	623	12.7

(1)	Production of the Freelander and the Land Rover Defender has been discontinued.
(2)	The volumes from JLR’s China Joint Venture are included. The volumes from Hong Kong and Taiwan have been included in JLR’s Overseas volumes since the beginning of Fiscal 2017.

Recent Macroeconomic Trends

Brexit has led to uncertainty with respect to the trading arrangements between the United Kingdom, the EU and other countries. While Article 50 of the Lisbon Treaty was invoked by the United Kingdom on March 29, 2017, substantial uncertainty remains regarding the outcome of the negotiations, as well as the scope and duration of a transitionary period, if any, following the expiration of the Article 50 period on March 29, 2019. This uncertainty was exacerbated by the lack of a decisive majority following the United Kingdom general election in June 2017. Depending on the terms of the withdrawal of the United Kingdom from the European Union, the new or modified trading agreements could affect export volumes and result in a decline in trade.

Furthermore, JLR is exposed to currency movements versus the British pound, its reporting currency. Revenue exposures are primarily sensitive to movements in the US dollar, Chinese yuan and emerging market currencies (notably the Russian ruble and Brazilian real) while JLR’s cost exposures are particularly sensitive to movements in the euro, since JLR sources a significant proportion of its components from the Eurozone. The US dollar, Chinese yuan and in particular the euro were generally stronger against the British pound over the three months ended June 30, 2017, compared to the three months ended June 30, 2016. The strengthening of these exchange rates over the three months ended June 30, 2017 was generally more favorable for JLR’s underlying US dollar and Chinese yuan denominated net income exposures and less favorable for JLR’s euro-denominated net cost exposures. However, JLR has a well-established hedging program in place that partially counteracts the volatility in the underlying currency exposure to the movements in the US dollar, euro, Chinese yuan and other currencies. Movements in JLR’s foreign exchange hedging derivatives are generally offset by favorable movements in the underlying foreign currency exposures as JLR generally hedges only a portion (and not all) of the underlying exposure.

JLR is also exposed to changes in commodity prices, notably aluminum, copper, platinum and palladium. Commodity prices were generally less favorable in the three months ended June 30, 2017 compared to the same period in 2016.

JLR has hedging policies in place in order to mitigate the impact of exchange rate and commodity price volatility on JLR’s results. These hedging policies permit the use of financial derivatives such as forward contracts and options to manage risks relating to exchange rates, as well as swaps and fixed-price supply contracts to manage risks relating to commodity price volatility.

Results of Operations

The tables and discussions set out below provide an analysis of selected items from JLR’s consolidated statements of income for each of the periods described below.

Three months ended June 30, 2017 compared to three months ended June 30, 2016

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period.

	Three months ended 30 June
	2016	2017	Percentage Change
	(£ in millions)		(% change)
Revenue	5,355	5,599	4.6%
Material and other cost of sales excluding exceptional item	(3,241)	(3,565)	10.0%

Exceptional Item	51	1	(98.0)%
Employee cost	(605)	(656)	8.4%
Pension past service credit	—	437	N/A
Other expenses	(1,137)	(1,278)	12.4%
Net impact of commodity derivatives	18	(7)	<(99)%
Development costs capitalized	322	355	10.2%
Other income	56	68	21.4%
Depreciation and amortization	(388)	(450)	16.0%
Foreign exchange gain/(loss)	(65)	26	<(99)%
Finance income	9	9	—
Finance expense (net)	(21)	(21)	—
Share of gain from equity accounted investees	45	77	71.1%
Profit before tax	399	595	49.1%
Income tax expense, excluding tax on exceptional item	(85)	(123)	44.7%
Tax on exceptional item	(10)	—	N/A

Profit for the period	304	472	55.3%

Revenue

Revenue increased by £244 million to £5,599 million in the three months ended June 30, 2017 from £5,355 million in the three months ended June 30, 2016, an increase of 4.6%, primarily driven by favorable foreign exchange impact due to the weaker British pound, net of the impact of hedging, offset by lower wholesales.

Material and other cost of sales

JLR’s material and other cost of sales (excluding the exceptional item for the recoveries related to the explosion at the Port of Tianjin) increased to £3,565 million in the three months ended June 30, 2017, up 10.0% from £3,241 million in the three months ended June 30, 2016. This increase is predominantly attributable to the stronger euro compared to the British pound, net of the impact of hedging. The exceptional item within ‘Material and other cost of sales’ of £1 million for the three months ended June 30, 2017 relates to the recovery of import duties and taxes following the explosion at the port of Tianjin (China) in August 2015 which led to a reversal of the initial provision recorded in the three months ended September 30, 2015.

The exceptional item within “Material and other cost of sales” of £51 million for the quarter ended June 30, 2016 related to an interim payment of £50 million in relation to the vehicles involved in the Tianjin incident and £1 million due to achieving sales at a higher net realizable value than that estimated at March 31, 2016. Due to the size of the provision recorded, the charge together with the associated tax impact was disclosed as an exceptional item in Fiscal 2016.

As a percentage of revenue, material and other costs of sales before exceptional item accounted for 63.7% of JLR’s revenue in the three months ended June 30, 2017, which is up from 60.5% for the three months ended June 30, 2016, predominantly attributable to the stronger euro compared to the British pound, net of the impact of hedging.

Change in inventories of finished goods and work in progress: In the three months ended June 30, 2017, JLR’s inventory of finished goods and work in progress increased by £288 million. This increase in inventories at June 30, 2017 compared to March 31, 2017 was principally related to the launch of new products such as the all-new Land Rover Discovery and the new Range Rover Velar as well as seasonality in vehicle wholesales.

Purchase of products for sale: In the three months ended June 30, 2017, JLR spent £453 million on parts and accessories supplied by third parties and used in JLR’s finished vehicles and parts, compared to £345 million in the three months ended June 30, 2016, representing an increase of 31.3%, primarily driven by [the increase in the number of JLR’s vehicles currently on the market].

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminum, copper, precious metals and resins. The cost of raw materials and consumables in the three months ended June 30, 2017 was £3,399 million compared to £3,485 million in the three months ended June 30, 2016, a decrease of £86 million, or 2.5%. The decrease in the total cost of raw materials and consumables was primarily attributable to lower production and wholesale volumes, exchange rate movements and model mix. Raw materials and consumables as a percentage of revenue decreased to 60.7% for the three months ended June 30, 2017, as compared to 65.1% for the three months ended June 30, 2016, due to an increase in revenue resulting mainly from foreign exchange and an improvement in model and market mix.

Employee cost

JLR’s employee cost increased by 8.4% to £656 million in the three months ended June 30, 2017 from £605 million in the three months ended June 30, 2016. The increase was primarily attributable to an increase in manufacturing headcount to accommodate higher future production volumes and JLR’s product development headcount as it develops future products and technologies. As at June 30, 2017, JLR had 40,857 worldwide employees including agency personnel, compared to 39,386 as at June 30, 2016, an increase of 3.7%.

On April 3, 2017, JLR approved and communicated to its defined benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from April 6, 2017 so that, among other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. As a result of the remeasurement of the schemes’ liabilities, a past service credit of £437 million has arisen and has been recognized in the three months ended June 30, 2017.

Other expenses

Other expenses increased to £1,278 million in the three months ended June 30, 2017 from £1,137 million in the same period in 2016 primarily due to increases in publicity, marketing and distribution costs primarily driven by the launch of new models.

Net impact of commodity derivatives

In the three months ended June 30, 2017, JLR recorded a net loss on commodity derivatives of £7 million as a result of a general increase in commodity prices during the three months ended June 30, 2017. In the three months ended June 30, 2016, JLR recorded a net gain on commodity derivatives of £18 million as a result of a general increase in commodity prices during the three months ended June 30, 2016.

Development costs capitalized

JLR capitalize product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalized development costs and amortization of capitalized development costs in the three months ended June 30, 2016 and 2017:

	Three months ended June 30,
	2016	2017
	(£ in millions)
Total R&D costs	407	449
Of which expenditure capitalized	322	355
Capitalization ratio in %	79.1	79.1
Amortization of expenditure capitalized	191	205
R&D costs charged in income statement	85	94
As % of revenues	1.6	1.7

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

Capitalized development costs increased to £355 million in the three months ended June 30, 2017 from £322 million in the three months ended June 30, 2016, due to an increase in total R&D costs primarily driven by new product and technology development.

Other income (net)

JLR’s other income increased to £68 million in the three months ended June 30, 2017, compared to £56 million in the three months ended June 30, 2016. The increase is primarily attributable to higher royalties from the China Joint Venture as their production increased.

Depreciation and amortization

JLR’s depreciation and amortization increased to £450 million in the three months ended June 30, 2017, compared to £388 million in the three months ended June 30, 2016. The majority of the increase relates the launch of the all-new Land Rover Discovery and the new Range Rover Velar.

Foreign exchange gain/(loss)

JLR recorded a foreign exchange gain of £26 million in the three months ended June 30, 2017, compared to the loss of £65 million in the three months ended June 30, 2016, primarily attributable to the weakening of the British pound (post Brexit) against major currencies, primarily the US dollar, euro and Chinese yuan. The foreign exchange impact on JLR’s results from operations in the three months ended June 30, 2017 compared to the three months ended June 30, 2016 reflects the following:

•	Realized foreign exchange hedge losses not classified in revenue or in material and other cost of sales of £57 million compared to losses of £5 million in the three months ended June 30, 2016.

•	Unfavorable revaluation of current assets and liabilities (primarily euro-denominated payables) of £25 million compared to unfavorable revaluation of £58 million as at June 30, 2016.

•	Favorable revaluation of £19 million on undesignated foreign currency denominated debt compared to unfavorable revaluation of £23 million as at June 30, 2016.

•	Favorable revaluation of £89 million on unrealized foreign exchange hedges compared to favorable revaluation of £21 million in the three months ended June 30, 2016.

Finance income

JLR’s finance income was flat at £9 million in the three months ended June 30, 2017 and June 30, 2016

Finance expense (net of capitalized interest)

JLR’s finance expense (net of capitalized interest) was flat at £21 million in the three months ended June 30, 2017 and June 30, 2016.

Share of (loss)/profit from equity accounted investees

JLR’s share of profits from equity accounted investees of £77 million in the three months ended June 30, 2017 relates to its China Joint Venture, and has increased compared to a £45 million gain on the same joint venture during the three months ended June 30, 2016 due to increasing wholesales volumes.

Income tax expense

Income tax expense was £123 million in the three months ended June 30, 2017, compared to £95 million in the three months ended June 30, 2016. This increase was primarily attributable to higher profit before tax. The effective tax rate for the three months ended June 30, 2017 was 20.6% compared to 23.8% for the same period in 2016. The lower effective tax rate primarily reflects reductions in UK corporation tax.

Profit for the period

JLR’s consolidated profit for the period of the three months ended June 30, 2017 was £472 million, compared to a consolidated profit for the period of £304 million in the three months ended June 30, 2016 as a result of the factors identified above.

Fiscal 2017 compared to Fiscal 2016

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period.

	Fiscal year ended March 31,		Percentage
	2016	2017	change
	(£ in millions)		(% change)
Revenue	22,286	24,339	9.2%
Material and other cost of sales excluding exceptional item	(13,405)	(15,071)	12.4%
Exceptional Item	(157)	151	<(99)%
Employee cost	(2,321)	(2,490)	7.3%
Other expenses	(4,674)	(5,376)	15.0%
Net impact of commodity derivatives	(113)	106	<(99)%
Development costs capitalized	1,242	1,426	14.8%
Other income	241	273	13.3%
Depreciation and amortization	(1,418)	(1,656)	16.8%
Foreign exchange (loss)	(136)	(216)	58.8%
Finance income	38	33	(13.2)%
Finance expense (net)	(90)	(68)	(24.4)%
Share of profit from equity accounted investees	64	159	>99%
Profit before tax	1,557	1,610	3.4%
Income tax expense, excluding tax on exceptional item	(293)	(292)	(0.3)%
Tax on exceptional item	48	(46)	<(99)%

Profit for the year	1,312	1,272	(3.0)%

Revenue

Revenue increased by £2,053 million to £24,339 million in Fiscal 2017 from £22,286 million in Fiscal 2016, an increase of 9.2%. This increase primarily reflects higher wholesales volumes and a more favorable foreign exchange impact due to the weaker British pound following Brexit, net of the impact of hedging.

Material and other cost of sales

JLR’s material and other cost of sales excluding exceptional item increased to £15,071 million in Fiscal 2017 from £13,405 million in Fiscal 2016. This increase is predominantly attributable to higher wholesale volumes. As a percentage of revenue, material and other cost of sales were flat at 61.9% of JLR’s revenue in Fiscal 2017, as compared to 60.1% in Fiscal 2016.

Change in inventories of finished goods and work in progress: In Fiscal 2017, JLR added £754 million to its inventory of finished goods and work in progress, compared to £257 million in Fiscal 2016. This increase of inventories at March 31, 2017 compared to March 31, 2016 was primarily the result of additional and higher value inventory held for sale at year end, primarily in the United States and United Kingdom, due to production schedules. Inventories of finished goods include £326 million, relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements. In Fiscal 2017, JLR recorded an inventory write-down expense of £16 million compared to a write-down expense of £230 million of which, £157 million related to vehicles destroyed and damaged in the explosion at the Port of Tianjin in Fiscal 2016. The write-down is included in material and other cost of sales.

Purchase of products for sale: In Fiscal 2017, JLR spent £1,144 million on parts and accessories supplied by third parties and used in its finished vehicles and parts, compared to £876 million in Fiscal 2016, representing an increase of 30.6%. This increase was primarily attributable to an increase in parts sales to service the increasing number of vehicles previously sold.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminum, copper, precious metals and resins. The cost of raw materials and consumables in Fiscal 2017 was £14,621 million, compared to £12,684 million in Fiscal 2016, representing an increase of £1,937 million, or 15.3%. The increase in the total cost of raw materials and consumables was primarily attributable to higher production and wholesale volumes. Raw materials and consumables as a percentage of revenue increased to 60.1% for Fiscal 2017, as compared to 56.9% for Fiscal 2016.

Employee cost

JLR’s employee cost increased by 7.3% to £2,490 million in Fiscal 2017 from £2,321 million in Fiscal 2016. The increase was primarily attributable to an increase in manufacturing headcount, to accommodate higher future production volumes, and JLR’s product development headcount as it develops future products and technologies. Average employee headcount increased from 37,005 to 39,693, or 7.3%, from March 31, 2016 to March 31, 2017. In Fiscal 2017, the average number of employees on a non-agency basis and agency basis was 33,050 and 6,643 respectively, compared to 29,789 and 7,216 in Fiscal 2016.

Other expenses

Other expenses increased to £5,376 million in Fiscal 2017 from £4,674 million in Fiscal 2016, primarily reflecting an increase in warranty and distribution costs due to an increase in sales volumes as well as an increase in publicity costs and expensed R&D.

Net impact of commodity derivatives

In Fiscal 2017, JLR recorded a net gain on commodity derivatives of £106 million primarily due to generally increasing commodity prices during Fiscal 2017. In Fiscal 2016, JLR recorded a net loss on commodity derivatives of £113 million commodity prices generally decreased during Fiscal 2016.

Development costs capitalized

JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalized development costs and amortization of capitalized development costs in Fiscal 2016 and Fiscal 2017:

	Fiscal year ended March 31,
	2016	2017
	(£ in millions)
Total R&D costs	1,560	1,794

Of which expenditure capitalized	1,242	1,426
Capitalization ratio in %	79.6%	79.5%
Amortization of expenditure capitalized	696	769
R&D costs charged in income statement	318	368
As % of revenues	1.4%	1.5%

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

Capitalized R&D expenditure increased to £1,426 million in Fiscal 2017 from £1,242 million in Fiscal 2016, representing an increase of 14.8%, reflects higher product development costs (included as employee costs and engineering costs in other expenses), associated with the development of current and future products.

Other income (net)

JLR’s other income increased to £273 million in Fiscal 2017, compared to £241 million in Fiscal 2016. The increase is primarily attributable to higher royalties from the China Joint Venture as their production increased.

Depreciation and amortization

JLR’s depreciation and amortization increased to £1,656 million in Fiscal 2017 from £1,418 million in Fiscal 2016. The increase primarily reflects the depreciation and amortization of capitalized product development costs related to the launch of new products such as the all-new Land Rover Discovery and the new Range Rover Velar.

Foreign exchange (loss)

JLR registered a foreign exchange loss of £216 million in Fiscal 2017, as compared to a loss of £136 million in Fiscal 2016, primarily driven by higher losses on the re-valuation of unrealized hedges, foreign currency debt and current assets and liabilities (primarily euro-denominated payables) as a result of the weaker British pound following Brexit.

Finance income

JLR’s finance income decreased to £33 million in Fiscal 2017, as compared to £38 million in Fiscal 2016. The decrease was due to lower interest earned on cash deposits.

Finance expense (net of capitalized interest)

JLR’s finance expense (net of capitalized interest) decreased to £68 million in Fiscal 2017, as compared to £90 million in Fiscal 2016. This decrease was primarily attributable to a £23 million increase in the amount of capitalized interest.

Share of profit from equity accounted investees

JLR’s share of gain from equity accounted investees of £159 million in Fiscal 2017 relates primarily to its China Joint Venture, and has increased compared to a gain of £64 million during Fiscal 2016, primarily due to increased production and wholesales of the locally produced Land Rover Discovery Sport and long wheel base Jaguar XFL by the China Joint Venture.

Income tax expense

JLR had an income tax expense of £338 million in Fiscal 2017, as compared to £245 million in Fiscal 2016, reflecting a higher effective tax rate of 21.0% in Fiscal 2017, compared to 15.7% in Fiscal 2016, reflecting the non-recurrence of favorable deferred tax credits in Fiscal 2016 (primarily £74 million related to UK Patent Box legislation).

Profit for the period

JLR’s consolidated profit for Fiscal 2017 was £1,272 million, as compared to £1,312 million in Fiscal 2016, as a result of the factors identified above.

Fiscal 2016 compared to Fiscal 2015

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period.

	Fiscal year ended March 31,		Percentage
	2015	2016	change
	(£ in millions)		(% change)
Revenue	22,106	22,286	0.8%
Material and other cost of sales excluding exceptional item	(13,347)	(13,405)	0.4%
Exceptional Item	—	(157)	<(99)%
Employee cost	(1,977)	(2,321)	17.4%
Other expenses	(4,109)	(4,674)	13.8%
Net impact of commodity derivatives	(38)	(113)	<(99)%
Development costs capitalized	1,158	1,242	7.3%
Other income	181	241	33.1%
Depreciation and amortization	(1,051)	(1,418)	34.9%
Foreign exchange (loss)	(216)	(136)	(37.0)%
Finance income	48	38	(20.8)%
Finance expense (net)	(135)	(90)	(33.3)%
Share of (loss)/profit from equity accounted investees	(6)	64	<(99)%
Profit before tax	2,614	1,557	(40.4)%
Income tax expense	(576)	(245)	(57.5)%

Profit for the year	2,038	1,312	(35.6)%

Revenue

Revenue increased by £180 million to £22,286 million in Fiscal 2016 from £22,106 million in Fiscal 2015, an increase of 0.8%. This increase is primarily attributable to higher wholesale volumes primarily driven by the success of the Jaguar XE and Land Rover Discovery Sport and higher sales in the United Kingdom, North America and Europe partially offset by lower volumes in China and favorable changes in foreign exchange, net of the impact of hedging.

Material and other cost of sales

JLR’s material and other cost of sales before exceptional item, related to vehicles destroyed or damaged in the explosion at the Port of Tianjin in August 2015, increased to £13,405 million in Fiscal 2016 from £13,347 million in Fiscal 2015. This increase is predominantly attributable to higher losses on realized hedges (primarily euro-denominated hedges) due to the weakening euro as compared to the British pound in Fiscal 2016, net of the impact of hedging.

As a percentage of revenue, material and other cost of sales accounted for 60.1% of JLR’s revenue in Fiscal 2016, as compared to 60.4% in Fiscal 2015.

Change in inventories of finished goods and work in progress: In Fiscal 2016, JLR added £257 million to its inventory of finished goods and work in progress, compared to £236 million in Fiscal 2015, an increase of 8.9%. This increase of inventories at March 31, 2016 compared to March 31, 2015 was principally the result of accumulated inventory relating to the F-PACE launch. Inventories of finished goods include £250 million, relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements. In Fiscal 2016, JLR recorded an inventory write-down expense of £230 million of which, £157 million related to vehicles destroyed and damaged in the explosion at the Port of Tianjin, as compared to a write-down expense of £40 million in Fiscal 2015 related to inventories. The write-down is included in material and other cost of sales.

Purchase of products for sale: In Fiscal 2016, JLR spent £876 million on parts and accessories supplied by third parties and used in its finished vehicles and parts, compared to £864 million in Fiscal 2015, representing an increase of 1.4%. This increase was partially attributable to increase in wholesale volumes.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminum, copper, precious metals and resins. The cost of raw materials and consumables in Fiscal 2016 was £12,786 million, compared to £12,719 million in Fiscal 2015, representing an increase of £67 million, or 0.5%. The increase in the total cost of raw materials and consumables was primarily attributable to increases in manufacturing volumes. Raw materials and consumables as a percentage of revenue decreased to 57.4% for Fiscal 2016, as compared to 57.5% for Fiscal 2015.

Employee cost

JLR’s employee cost increased by 17.4% to £2,321 million in Fiscal 2016 from £1,977 million in Fiscal 2015. The increase was primarily attributable to an increase in manufacturing and engineering headcount to support the development of new models and technologies. Average employee headcount increased from 32,127 to 37,005, or 15.2%, from March 31, 2015 to March 31, 2016. In Fiscal 2016, the average number of employees on a non-agency basis and agency basis was 29,789 and 7,216 respectively, compared to 24,902 and 7,225 in Fiscal 2015.

Other expenses

Other expenses increased to £4,674 million in Fiscal 2016 from £4,109 million in Fiscal 2015, primarily reflecting an increase in distribution costs due to an increase in volumes and a rise in warranty costs resulting from higher wholesale volumes, as well as one-time reserves and charges of £166 million, including a US recall of potentially faulty passengers airbags supplied by Takata, doubtful debts and previously capitalized investment.

Net impact of commodity derivatives

In Fiscal 2016, JLR recorded a net loss on commodity derivatives of £113 million as commodity prices generally decreased during Fiscal 2016. In Fiscal 2015, JLR recorded a net loss on commodity derivatives of £38 million as a result of commodity prices generally decreased during Fiscal 2015.

Development costs capitalized

JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalized development costs and amortization of capitalized development costs in Fiscal 2016 and Fiscal 2015:

	Fiscal year ended March 31,
	2015	2016
	(£ in millions)
Total R&D costs	1,411	1,560

Of which expenditure capitalized	1,158	1,242
Capitalization ratio in %	82.1%	79.6%
Amortization of expenditure capitalized	526	696
R&D costs charged in income statement	253	318
As % of revenues	1.1%	1.4%

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

The increase in capitalized R&D expenditure to £1,242 million in Fiscal 2016 from £1,158 million in Fiscal 2015, representing an increase of 7.3% reflects higher product development costs (included as employee costs and engineering costs in other expenses), associated with the development of the Jaguar F-PACE, new Jaguar XF model, Jaguar XE, AJ200 diesel and petrol engines and Land Rover Evoque Model Year 2016 and other current and future products.

Other income (net)

JLR’s other income increased to £241 million in Fiscal 2016, compared to £181 million in Fiscal 2015, which is primarily attributable to increase in royalty income from its China Joint Venture.

Depreciation and amortization

JLR’s depreciation and amortization increased to £1,418 million in Fiscal 2016 from £1,051 million in Fiscal 2015. The increase primarily reflects the depreciation and amortization of capitalized product development costs related to the launch of new products such as the Jaguar XE, Land Rover Evoque Model Year 2016, Land Rover Discovery Sport and AJ200 engines.

Foreign exchange profit/(loss)

JLR registered a foreign exchange loss of £136 million in Fiscal 2016, as compared to a loss of £216 million in Fiscal 2015, primarily driven by realized hedging losses as a result of the appreciation of the US dollar and Chinese yuan and a generally strengthening euro against the British Pound which led to unfavorable revaluation of current assets and liabilities, mainly euro-denominated payables.

Finance income

JLR’s finance income decreased to £38 million in Fiscal 2016, as compared to £48 million in Fiscal 2015. The decrease was due to lower average yields on cash deposits in Fiscal 2016 compared to Fiscal 2015.

Finance expense (net of capitalized interest)

JLR’s finance expense (net of capitalized interest) decreased to £90 million in Fiscal 2016, as compared to £135 million in Fiscal 2015. This decrease was primarily attributable to a lower redemption premium paid on repurchased bonds in Fiscal 2016 of £2 million compared to £77 million in Fiscal 2015, as well as the subsequent issue of new bonds at lower interest rates. This decrease was partially offset by lower capitalized interest in Fiscal 2016 of £74 million compared to £116 million in Fiscal 2015.

Share of profit (loss)/from equity accounted investees

JLR’s share of gain from equity accounted investees of £64 million in Fiscal 2016 relates to its China Joint Venture, and has increased compared to a £6 million loss during Fiscal 2015, primarily due to increased production and wholesales of the locally manufactured Range Rover Evoque and the introduction of the locally manufactured Land Rover Discovery Sport, which went on sale in November 2015.

Income tax expense

JLR had an income tax expense of £245 million in Fiscal 2016, as compared to £576 million in Fiscal 2015, reflecting a lower effective tax rate of 15.7% of profit before tax in Fiscal 2016. This decrease in the tax charge was primarily attributable to lower profits in Fiscal 2016 as well as the reduction in future UK corporate tax rates, which gave a rise to £63 million reduction in deferred tax and a £74 million deferred tax credit available under UK Patent Box tax legislation.

Profit for the period

JLR’s consolidated profit for Fiscal 2016 was £1,312 million, as compared to £2,038 million in Fiscal 2015, as a result of the factors identified above.

Liquidity and Capital Resources

JLR finances its capital requirements through cash generated from operations and external debt, including long-term debt, and revolving credit, factoring and working capital facilities. In the ordinary course of business, JLR also enters into, and maintains, letters of credit, cash pooling and cash management facilities, performance bonds and guarantees and other similar facilities. Free cash flow was negative £1,308 million in the three months ended June 30, 2017, primarily reflecting lower profits offset by the pension past service credit, £995 million of total product and other investment spending, as well as £733 million of negative working capital movement. The negative working capital movement was primarily driven by higher inventory and lower payables due to seasonality in sales and the launch of new models such as the all-new Land Rover Discovery and the Range Rover Velar (working capital movements were negative £692 million in the three months ended June 30, 2016). Net cash used in operating activities in the three months ended June 30, 2017 was £360 million, compared to £98 million for the same period in 2016. After the negative free cash flow of £1,308 million, finance expenses and fees (net of capitalized interest) of £25 million (down from £28 million in the three months ended June 30, 2016), a £11 million reduction in debt (down from a reduction of £92 million in the three months ended June 30, 2016) and a £60 million dividend paid (out of £150 million declared) to Tata Motors during the three months ended June 30, 2017 (down from a dividend of £150 million declared and paid in the three months ended June 30, 2016), JLR had total cash of £4,108 million (up from £3,749 million as at June 30, 2016), comprising £1,637 million of cash and cash equivalents and £2,471 million of financial deposits. At June 30, 2017, JLR also had an undrawn committed revolving credit facility of £1,870 million. The remaining £90 million dividend due to Tata Motors was paid in September 2017 The total amount of cash and cash equivalents includes £513 million held in subsidiaries of the Company outside the United Kingdom. The cash in some of these jurisdictions, e.g. South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However annual dividends are generally permitted and JLR does not believe that these restrictions have, or are expected to have, any impact on its ability to meet its cash obligations.

JLR’s borrowings

The following table shows details of JLR’s committed and uncommitted financing arrangements, as well as the amounts outstanding and undrawn, as at June 30, 2017.

Facility	Committed Amount		Maturity	Amount outstanding as at June 30, 2017		Amount undrawn as at June 30, 2017
	(£ in millions)			(£ in millions)		(£ in millions)
Committed
$500 million 5.625% Senior Notes due 2023	n/a		February 1, 2023	384	*	—
$700 million 4.125% Senior Notes due 2018	n/a		December 15, 2018	539	*	—
£400 million 5.00% Senior Notes due 2022	n/a		February 15, 2022	400		—
$500 million 4.250% Senior Notes due 2019	n/a		November 15, 2019	384	*	—
£400 million 3.875% Senior Notes due 2023	n/a		March 15, 2023	400		—
$500 million 3.500% Senior Notes due 2020	n/a		March 15, 2020	384	*	—
€650 million 2.200% Senior Notes due 2024	n/a		January 15, 2024	571	**	—
£300 million 2.750% Senior Notes due 2021	n/a		January 24, 2021	300		—
Revolving Credit Facility***	1,870		July 27, 2020	—		1,870
Receivables factoring facilities	227	*	April 30, 2019	159	*	68	*
Finance lease obligations	6			6		—

Subtotal	2,103			3,527		1,938

Capitalized debt issuance costs	—			(26)		—

Total	2,103			3,501		1,938

*	Using an exchange rate on June 30, 2017 of $1.3006 = £1.00.
**	Using an exchange rate on June 30, 2017 of €1.1398 = £1.00.
***	Effective July 28, 2017, JLR amended and extended its existing £1,870 million unsecured revolving credit facility (originally maturing in July 2020) by 2 years to mature in July 2022 and increased the facility size to £1,885 million.

Liquidity and cash flows

JLR’s principal sources of cash are cash generated from operations (primarily wholesale volumes of finished vehicles and parts) and external financings, which include term financings and revolving credit financings and similar committed liquidity lines. JLR uses its cash to purchase raw materials and consumables, for maintenance of its plants, equipment and facilities, for capital expenditure on product development, to service or refinance its debt, to meet general operating expenses and for other purposes in the ordinary course of business.

Until December 31, 2012, as Jaguar Land Rover Holdings Limited was the main group entity used for financing and borrowing purposes, JLR had a policy of aggregating and pooling cash balances within that entity on a daily basis. Following JLR’s internal legal reorganization effective on January 1, 2013, JLR currently uses Jaguar Land Rover Limited for these purposes. Certain of JLR’s subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to JLR in the form of cash dividends, loans or advances. Brazil and South Africa restrict the ability of JLR’s local subsidiaries to participate in intercompany lending arrangements and to transfer cash balances outside of the relevant countries. JLR’s subsidiaries in South Africa and Brazil are able to pay dividends on at least an annual basis. JLR believes that these restrictions have not had, and are not expected to have, any material impact on its ability to meet its cash obligations.

Cash flow data

The following table sets out the items from JLR’s consolidated statements of cash flow for the fiscal years ended March 31, 2015, 2016 and 2017 and for the three months ended June 30, 2017 compared to the three months ended June 30, 2016.

	Fiscal year ended March 31,			Three months ended June 30,
	2015	2016	2017	2016	2017
	(£ in millions)			(£ in millions)
Net cash generated from/(used in) operating activities	3,575	3,556	3,160	(98)	(360)

Net cash generated (used in)/from investing activities	(2,641)	(2,966)	(4,317)	(629)	(766)

Net cash generated (used in)/from financing activities	(38)	(403)	541	(269)	(96)

Effect of foreign exchange on cash and cash equivalents	52	4	95	44	(19)
Net change in cash and cash equivalents	948	191	(521)	(952)	(1,241)
Cash and cash equivalents at beginning of period	2,260	3,208	3,399	3,399	2,878

Cash and cash equivalents at end of period	3,208	3,399	2,878	2,447	1,637

Three months ended June 30, 2017 compared to three months ended June 30, 2016

Net cash used in operating activities was £360 million in the three months ended June 30, 2017 primarily reflecting lower profits and £733 million of negative working capital movements, primarily driven by higher inventory and lower payables due to seasonality in sales and the launch of new models such as the Land Rover Discovery and the Range Rover Velar, as compared to £692 million used in the three months ended June 30, 2016.

Net cash used in investing activities was £766 million in the three months ended June 30, 2017 (up from £629 million in the three months ended June 30, 2016), of which £881 million related to investment spending (up from £607 million in the three months ended June 30, 2016) excluding expensed R&D of £94 million and £9 million related to finance income (flat from £9 million in the three months ended June 30, 2016). Short-term deposits and investments decreased by £125 million in the three months ended June 30, 2017 compared to an increase of £23 million in the three months ended June 30, 2016. Of the £881 million investment spending mentioned above, the purchase of property, plant and equipment was £478 million in the three months ended June 30, 2017, up from £264 million in the three months ended June 30, 2016. The increase in investment spending related to purchase of property, plant and equipment was primarily due to ongoing investment spending at JLR’s Slovakian manufacturing facility which is currently under construction, and related to new product launches such as the Range Rover Velar and the Jaguar E-PACE. The remainder of the £881 million of investment spending mentioned above was cash paid for intangible assets totaling £403 million in the three months ended June 30, 2017, up from £343 million in the three months ended June 30, 2016. JLR’s investment spending primarily relates to capacity expansion of its production facilities, the introduction of new products, and the development of new technologies that enhance its product offerings.

Net cash used in financing activities in the three months ended June 30, 2017 was £96 million compared to the £269 million used in the three months ended June 30, 2016. Finance expenses and fees were £24 million in the three months ended June 30, 2017 compared to £27 million the three months ended June 30, 2016, while the utilization of its short term financing facility decreased by £11 million in the three months ended June 30, 2017 compared to a decrease of £34 million in the three months ended June 30, 2016. The entire aggregate principal amount of the 2011 Notes then outstanding ($84 million) was repurchased under the optional redemption terms of the 2011 Notes on May 16, 2016, and no comparable repayment of debt was made in the three months ended June 30, 2017.

Fiscal 2017 compared to Fiscal 2016

Net cash generated from operating activities was £3,160 million in Fiscal 2017 compared to £3,556 million in Fiscal 2016. Free cash flow was positive £141 million in Fiscal 2017 (positive £644 million in Fiscal 2016) driven by solid profits and positive working capital, which funded total product and other investment spending of £3,438 million. Finance expenses and fees were negative £154 million in Fiscal 2017 as compared to negative £147 million in Fiscal 2016. In Fiscal 2017, positive working capital movements of £467 million (£547 million in Fiscal 2016) were primarily driven by a £325 million favorable movement in provisions (primarily related to warranty) and favorable movements of £263 million in other assets and liabilities. The remaining £121 million reduction in working capital reflects a £628 million increase in inventory and a £194 million unfavorable movement related to trade receivables, partially offset by a £701 million improvement in accounts payable. In Fiscal 2017, JLR had £845 million increase in debt (up from negative £106 million in the Fiscal 2016).

Net cash used in investing activities increased to £4,317 million in Fiscal 2017 (of which £3,056 million relates to investment spending), compared to £2,966 million in Fiscal 2016. In Fiscal 2017, £1,300 million of cash was invested in short-term deposits compared to a £186 million investment in Fiscal 2016. Of the £3,056 million investment spending mentioned above, the purchase of property, plant and equipment (net of disposals) accounted for £1,583 million in Fiscal 2017, compared to £1,422 million in Fiscal 2016. The increase in investment spending related to purchase of property, plant and equipment was primarily due to the expansion of JLR’s EMC in Wolverhampton, ongoing investment spending at its Slovakian manufacturing facility, and related to new product launches such as the Land Rover Discovery and the Range Rover Velar. The remainder of the £3,056 million investment spending mentioned above consisted of cash paid for intangible assets, which accounted for £1,473 million in Fiscal 2017, compared £1,384 million in Fiscal 2016. JLR’s investment spending primarily relates to capacity expansion of its production facilities, the introduction of new products, and the development of new technologies that enhance its product offerings.

Net cash generated from financing activities in Fiscal 2017 was £541 million compared to net cash used in financing activities of £403 million in Fiscal 2016. Net cash generated from financing activities in Fiscal 2017 reflected £857 million of new bonds issued in January 2017 (no bonds were issued in Fiscal 2016) and higher utilization of a short term financing facility (£45 million) in Fiscal 2017 compared to lower utilization (£48 million) of a short term financing facility in Fiscal 2016. Finance expenses and fees were £150 million in Fiscal 2017, slightly higher than the £142 million in Fiscal 2016. In Fiscal 2017 a £2 million redemption premium was paid to fully repurchase the 2011 Notes.

Fiscal 2016 compared to Fiscal 2015

Net cash generated from operating activities was £3,556 million in Fiscal 2016 compared to £3,575 million in Fiscal 2015. Free cash flow was £644 million in Fiscal 2016 as EBITDA of £3,147 million as well as positive movements in working capital and other non-cash accruals of £413 million were sufficient to fund total product and other investment spending of £3,135 million. In Fiscal 2016, positive working capital was primarily driven by a £443 million favorable movement in accounts payable while an increase in inventories was largely offset by favorable movements in other liabilities, including pensions, warranty and other reserves.

Net cash used in investing activities increased to £2,966 million in Fiscal 2016 (of which £2,806 million relates to investment spending), compared to £2,641 million in Fiscal 2015. In Fiscal 2016, £186 million of cash was invested in short-term deposits compared to a net withdrawal of £195 million in Fiscal 2015. Of the £2,806 million investment spending mentioned above, the purchase of property, plant and equipment (net of disposals) accounted for £1,422 million in Fiscal 2016, compared to £1,561 million in Fiscal 2015. The decrease in investment spending related to purchase of property, plant and equipment was due to a higher level of infrastructure improvements made at the manufacturing facilities in the United Kingdom, as compared to prior year. The remainder of the £2,806 million investment spending mentioned above consisted of cash paid for intangible assets, which accounted for £1,384 million in Fiscal 2016, compared £1,206 million in Fiscal 2015. JLR’s investment spending primarily relates to capacity expansion of its production facilities, the introduction of new products, and the development of new technologies that enhance its product offerings.

In addition, on April 16, 2015, the Group acquired 100% of the share capital of Silkplan Limited, thereby obtaining control of Silkplan Limited for £11 million.

Net cash used in financing activities in Fiscal 2016 was £403 million compared to net cash used in financing activities of £38 million in Fiscal 2015. Net cash used in financing activities in Fiscal 2015 reflected net incremental long term borrowings of £379 million (following the issuance and repayment of long-term borrowings), compared to the repayment of £58 million in aggregate principal amount of the 2012 Notes then outstanding which JLR repurchased under the optional redemption terms of the 2012 Notes in Fiscal 2016. Finance expenses and fees were lower at £142 million in Fiscal 2016, compared to £230 million in Fiscal 2015, primarily driven by the £2 million redemption premium paid for repurchased bonds in Fiscal 2016 compared to a redemption premium of £77 million in Fiscal 2015.

Sources of financing and capital structure

JLR funds its short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short-and medium-term borrowings from lending institutions and banks. The maturities of these short- and medium-term borrowings are generally matched to particular cash flow requirements. JLR’s main long-term borrowings are the Existing Notes. In addition to the Existing Notes, JLR will also maintain:

•	a £1,885 million Unsecured Syndicated Revolving Credit Facility; and

•	a US$295 million Committed Multi-currency Syndicated Credit Insured Invoice Discounting Facility.

JLR endeavors to continuously optimize its capital structure, including through opportunistic capital raisings and other liability management transactions from time to time.

Capital expenditure

Capital expenditure on property, plant and equipment in the three months ended June 30, 2017 was £526 million compared to £260 million in the three months ended June 30, 2016. In the three months ended June 30, 2017, £355 million was capitalized as intangible engineering assets (excluding the UK Research and Development Expenditure Credit) compared to £322 million in the three months ended June 30, 2016. There were no impairments, material disposals or changes in use of assets. JLR estimates its capital spending will likely be in the region of £4 billion - £4.35 billion in Fiscal 2018 as JLR targets an EBIT margin of 8-10% in the medium term . JLR’s capital spending program is primarily focused on expanding its manufacturing capacity, new product launches, product development and technology development including CO2 emissions technology. JLR continues to invest in new products, technologies and capacity to meet customer demand in the premium automotive and SUV segments, as well as meet regulatory requirements.

Under JLR’s accounting policy, approximately 79% of R&D costs were capitalized for the three months ended June 30, 2017.

Commitments

JLR has entered into various contracts with suppliers and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature aggregating £1,401 million as at June 30, 2017.

Foreign currency exchange rate risk

The fluctuation in foreign currency exchange rates may potentially affect JLR’s consolidated income statement, equity and debt where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which JLR operates, its operations are subject to currency risk on overseas sales and costs. The risks primarily relate to fluctuations in the US dollar, euro and Chinese yuan against the British pound. JLR uses forward contracts and options primarily to hedge foreign exchange exposure. Further, any weakening of the British pound against major foreign currencies may have an adverse effect on its costs of borrowing and the cost of imports reported, which consequently may increase the cost of financing JLR’s capital expenditures. This also may impact the earnings of JLR’s international businesses. JLR evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks.

The following table presents information relating to foreign currency exposure (other than risk arising from derivatives) as at March 31, 2017:

	US dollar		Chinese yuan	Euro		Others(1)	Total
	(£ in millions)
Financial assets	727		742	483		312	2,264
Financial liabilities	(2,139	)(2)	(756)	(1,098	)(3)	(182)	(4,175)

Net exposure (Liability)/asset	(1,412)		(14)	(615)		130	(1,911)

(1)	“Others” includes currencies such as the Japanese yen, Russian ruble, Singapore dollar, Swiss franc, Brazilian real, Australian dollar, South African rand, Thai baht, Korean won etc.
(2)	Includes primarily the March 2015 Notes, the October 2014 Notes, the December 2013 Notes and the January 2013 Notes.
(3)	Includes primarily trade payables denominated in euro and the January 2017 Euro Notes.

Interest rate risk

JLR is subject to variable interest rates on some of its interest-bearing liabilities. JLR’s interest rate exposure is mainly related to debt obligations.

As at March 31, 2017, net financial liabilities of £179 million (compared to £116 million as at March 31, 2016) was subject to a variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £2 million (compared to £1 million as at March 31, 2016) in the consolidated income statement.

Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses the direct risk of default, the risk of deterioration of creditworthiness and concentration risks. Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables, trade receivables, loans and advances, derivative financial instruments and financial guarantees issued for equity-accounted entities.

The carrying amount of financial assets represents the maximum credit exposure. As at March 31, 2017, JLR’s maximum exposure to credit risk was £7,248 million, being the total of the carrying amount of cash balance with banks, short-term deposits with banks, trade receivables, finance receivables and financial assets.

Regarding trade receivables and other receivables, and other loans or receivables, there were no other than those overdue under the normal course of business as at June 30, 2017.

The table below provides details regarding the financial assets that are not yet due, past due or past due and impaired, including estimated interest payments as at March 31, 2017:

	Gross	Impairment
	(£ in millions)
Not yet due	1,185	—
Overdue <3 months	92	4
Overdue >3 <6 months	1	1
Overdue >6 months	57	55

Total	1,335	60

Derivative financial instruments and risk management

JLR’s net liabilities have decreased by £1,176 million from £2,727 million as at March 31, 2017 to £1,551 million as at June 30, 2017. This increase in foreign exchange liabilities related to financial hedging instruments is principally a result of the weakening of the British pound against principal hedged currencies over the relevant period, notably the US dollar, euro and Chinese yuan following Brexit.

IV. SALES, FACILITIES AND DISTRIBUTION INFORMATION

Jaguar designs, develops and manufactures a range of premium cars recognized for their design, performance and quality. Jaguar’s range of products comprises the Jaguar F-TYPE two-seater sports car coupé and convertible (including all-wheel drive derivatives), the Jaguar F-PACE luxury performance SUV (which uses the same lightweight aluminum intensive architecture as the Jaguar XE and the Jaguar XF), the lightweight Jaguar XF and XF Sportbrake, the Jaguar XJ saloon and the Jaguar XE sports saloon. The Jaguar F-PACE went on sale in April 2016. The Jaguar E-PACE, JLR’s compact SUV is expected to go on general retail sale certain markets in late 2017. On November 14, 2016, JLR unveiled the Jaguar I-PACE Concept, its first all-electric vehicle at the 2016 Los Angeles Motor Show. The Jaguar I-PACE is a five seater sports car powered by a 90kWh battery, providing an estimated range of 500km (NEDC cycle) and rapid charging in two hours, and twin-electric motors delivering all-wheel-drive performance, accelerating to 60 mph in around four seconds. JLR expects the Jaguar I-PACE will go on sale in the second half of 2018.

•	New Jaguar E-PACE: The Jaguar E-PACE, revealed to the public in June 2017, is expected to go on general retail sale certain markets in late 2017. The Jaguar E-PACE is a compact SUV that aims to complement and build on the Jaguar F-PACE’s success over the past year. The Jaguar E-PACE is based on the same underlying architecture as the Land Rover Discovery Sport, and will be equipped with JLR’s full range of four cylinder Ingenium engines. The Jaguar E-PACE will be initially built vehicles in Graz, Austria by JLR’s manufacturing partnership with Magna Steyr. JLR also plans to produce the Jaguar E-PACE at its China Joint Venture for the Chinese market.

•	Forthcoming Jaguar I-PACE: The Jaguar I-PACE, JLR’s first all-electric vehicle, was unveiled at the 2016 Los Angeles Motor Show and will go on sale in the second half of 2018. The Jaguar I-PACE is a five seater sports car powered by a 90kWh battery, providing an estimated range of 500km (NEDC cycle) and rapid charging in two hours, and twin electric motors delivering all-wheel drive performance, accelerating to 60 mph in around four seconds. The Jaguar I-PACE will be built in Graz, Austria by JLR’s manufacturing partnership with Magna Steyr.

The table below presents Jaguar retail (including sales through JLR’s China Joint Venture) and wholesale (excluding sales through JLR’s China Joint Venture) unit sales by vehicle model for Fiscal 2016 and Fiscal 2017 and the three months ended June 30, 2016 and 2017:

	Retail Units				Wholesale Units(2)
	Fiscal year ended March 31,		Three months ended June 30,		Fiscal year ended March 31,		Three months ended June 30,
	2016	2016	2016	2017	2016	2017	2016	2017
Jaguar
F-PACE	13	67,955	9,467	17,648	1,722	76,147	13,406	17,763
F-TYPE	11,839	10,777	2,703	2,737	12,563	10,856	3,041	1,954
XJ	11,735	11,489	2,540	2,431	12,230	10,065	2,508	3,037
XF	34,182	37,157	7,886	9,592	36,197	25,557	6,855	3,524
XK(1)	228	1	1	—	147	7	1	—
XE	36,452	45,469	9,209	8,858	39,247	46,652	8,761	6,359

Total	94,449	172,848	31,806	41,266	102,106	169,284	34,572	32,637

(1)	Production of the XK, except for certain special editions, ceased in July 2014, with retail sales phased out.
(2)	The wholesale volumes from JLR’s China Joint Venture are excluded. For Fiscal 2017 and the three months ended June 30, 2017, Jaguar XF volumes produced by JLR’s China Joint Venture were 9,467 units and 5,086 units, respectively.

Land Rover designs, develops and manufactures premium all-terrain vehicles that aim to differentiate themselves from the competition by their capability, design, durability, versatility and refinement. Land Rover’s range of products comprises the Range Rover, Range Rover Sport, Range Rover Velar, Range Rover Evoque, Land Rover Discovery and the Land Rover Discovery Sport. Production of the Land Rover Defender was discontinued in January 2016.

•	New Ranger Rover Velar: The Range Rover Velar launched in April 2017 and went on retail sale in the United Kingdom and Europe in July 2017, with worldwide sales underway in September 2017. Powered by JLR’s line-up of V6 and 4-cylinder Ingenium engines, the Range Rover Velar fills in Land Rover’s product offering between the Range Rover Sport and Range Rover Evoque, and is JLR’s first cross-brand Land Rover, being built on the same lightweight aluminum intensive architecture as the Jaguar F-PACE.

The table below presents Land Rover retail (including sales through JLR’s China Joint Venture) and wholesale (excluding sales through JLR’s China Joint Venture) unit sales by vehicle model sales for Fiscal 2016 and 2017 and the three months ended June 30, 2016 and 2017:

	Retail Units				Wholesale Units
	Fiscal year ended March 31,		Three months ended June 30,		Fiscal year ended March 31,		Three months ended June 30,
	2016	2017	2016	2017	2016	2017	2016(1)	2017
Land Rover
Range Rover	59,974	57,480	12,362	14,062	60,123	56,299	12,720	13,508
Range Rover Sport	86,915	89,746	20,583	19,903	90,267	87,494	20,093	18,954
Range Rover Evoque	110,533	114,373	25,763	24,813	91,683	97,444	21,936	21,159
Range Rover Velar(1)	—	—	—	112	—	—	—	1,752
Defender(2)	22,504	1,380	740	—	20,209	422	160	28
Discovery	51,072	42,023	12,387	9,272	53,741	37,587	12,393	11,732
Freelander(2)	235	7	2	—	1,385	199	141	3
Discovery Sport	95,889	126,152	29,110	28,035	89,820	86,017	18,753	18,143

Total	427,122	431,161	100,947	96,197	407,228	365,462	86,196	85,279

(1)	Range Rover Velar went on sale in July 2017.
(2)	Production of the Freelander and the Land Rover Defender has been discontinued.
(3)	Wholesale volumes exclude JLR’s China Joint Venture volumes (consisting of locally produced Range Rover Evoque and Land Rover Discovery Sport). Range Rover Evoque and Land Rover Discovery Sport volumes produced by JLR’s China Joint Venture for the year ended March 31, 2016 were 34,751 units and 56,593 units in the year ended March 31, 2017. For the three months ended June 30, 2016 and 2017 Range Rover Evoque and Land Rover Discovery Sport volumes produced by JLR’s China Joint Venture were 13,558 units and 15,474 units, respectively.

Sales and distribution

JLR distributes its vehicles in approximately 121 markets across the world for Jaguar and approximately 131 markets across the world for Land Rover. Sales locations for its vehicles are operated as independent franchises. JLR is represented in its key markets through NSCs as well as third-party importers. Jaguar and Land Rover have regional offices in certain select countries that manage customer relationships and vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the United Kingdom.

JLR’s products are sold through a variety of sales channels: through its dealerships for retail sales; for sale to fleet customers, including daily rental car companies; commercial fleet customers; leasing companies; and governments. JLR does not depend on a single customer or small group of customers to the extent that the loss of such a customer or group of customers would have a material adverse effect on its business. Recently, JLR has begun using virtual reality technology to allow its customers around the world to see some new products before these become available locally.

As at June 30, 2017, JLR’s global sales and distribution network comprises 21 NSCs, 81 importers in 95 importer markets and 1,571 franchise sales dealers, of which 1,172 are joint Jaguar and Land Rover dealers.

Sales Performance

Retail volumes in Fiscal 2017 (including sales through JLR’s China Joint Venture) were 604,009 units compared to 521,571 units in Fiscal 2016, an increase of 82,438 units, equivalent to an annual growth rate of 15.8%. The growth in Jaguar retail sales has come from demand for new products such as the Jaguar F-PACE, with total Jaguar sales of 172,848 units in Fiscal 2017. This has been supported by growth of sales of the Jaguar XE and Jaguar XF. The increase in Land Rover retail volumes has been primarily driven by the Discovery Sport sales of 126,152 units in Fiscal 2017, up 30,263 units or 31.6% from Fiscal 2016. In terms of geographical markets, JLR has experienced growth in retail volumes in its major markets in Fiscal 2017, with growth rates of 31.6% in China (up to 125,207), 24.0% in North America (up to 123,527), 16.2% in United Kingdom (up to 124,755) and 13.1% in Europe (up to 141,043). In Overseas JLR’s sales decreased by 5.5% to 89,477. Higher sales are primarily attributable to the launch of the Jaguar F-PACE and growth of the Land Rover Discovery Sport. Stronger sales in China and North America were also driven by the launch of the Jaguar XF (including the XFL) and the Jaguar XE, respectively.

In addition, JLR has continued to launch new models and derivatives during Fiscal 2017 and the three months ended June 30, 2017, such as the Jaguar F-PACE, Range Rover Velar and all-new Land Rover Discovery. This growth has continued into the three months ended June 30, 2017, with retail volumes up 3.5% compared to the same period in Fiscal 2017 as a result of the introduction of ramp up of the Jaguar F-PACE as well as continued strong sales of the Jaguar XF and Range Rover.

Sales Performance by Region

The following table provides an analysis of the JLR group’s regional wholesale and retail volumes by region for the three months ended June 30, 2016 and the three months ended June 30, 2017:

Wholesale
	Jaguar Three months ended June 30,			Land Rover Three months ended June 30,
	2016	2017	Change	2016	2017	Change
	(units)		(%)	(units)		(%)
Global	34,572	32,637	(5.6)%	86,196	85,279	(1.1)%
Regional:
United Kingdom	6,685	8,601	28.7%	16,026	17,240	7.6%
North America	8,914	7,587	(14.9)%	20,767	21,851	5.2%
Europe (excluding the United Kingdom and Russia)	9,697	7,323	(24.5)%	25,818	23,958	(7.2)%
China	4,918	5,511	12.1%	7,819	8,189	4.7%
Overseas	4,358	3,615	(17.0)%	15,766	14,041	(10.9)%
China Joint Venture (excluded above)	—	5,086	N/A	13,558	15,474	14.1%

Retail
	Jaguar Three months ended June 30,			Land Rover Three months ended June 30,
	2016	2017	Change	2016	2017	Change
	(units)		(%)	(units)		(%)
Global	31,806	41,266	29.7%	100,947	96,197	(4.7)%
Regional:
United Kingdom	7,898	7,229	(8.5)%	19,021	15,854	(16.7)%
North America	6,641	10,431	57.1%	17,925	17,962	0.2%
Europe (excluding the United Kingdom and Russia)	9,370	8,569	(8.5)%	24,181	24,967	3.3%
China	3,532	10,327	>99%	22,194	23,187	4.5%
Overseas	4,365	4,710	7.9%	17,626	14,227	(19.3)%
China Joint Venture (included above)	—	4,978	N/A	14,039	15,331	9.2%
Global	31,806	41,266	29.7%	100,947	96,197	(4.7)%

•	Europe (excluding the United Kingdom and Russia): In the three months ended June 30, 2017, passenger car sales in Europe increased by 2.9%. Over the same period, JLR’s retail volumes in Europe (excluding the United Kingdom and Russia) were flat, at 33,536 units in the three months ended June 30, 2017 from 33,551 units in the three months ended June 30, 2016, with Jaguar down by 8.5% and Land Rover increasing by 3.3%. JLR’s combined European wholesale volumes (excluding the United Kingdom and Russia) decreased by 11.9% to 31,281 units in the three months ended June 30, 2017 from 35,515 units in the three months ended June 30, 2016, with Jaguar down by 24.5% and Land Rover decreasing by 7.2%.

•	North America: Passenger car sales in the United States has decreased by 2.9% in the three months ended June 30, 2017 compared to the three months ended June 30, 2016. Over the same period, JLR’s North American retail volumes increased by 15.6% to 28,393 units from 24,566 units in the three months ended June 30, 2016, with Jaguar up by 57.1% and Land Rover up by 0.2%. JLR’s North American wholesale volumes decreased slightly by 0.8% to 29,438 units in the three months ended June 30, 2017 from 29,681 units in the three months ended June 30, 2016, with Jaguar down 14.9% whereas Land Rover was up by 5.2%.

•	United Kingdom: Passenger car sales in the United Kingdom decreased by 10.3% in the three months ended June 30, 2017 compared to the three months ended June 30, 2016. Over the same period, JLR’s retail volumes in the United Kingdom decreased by 14.3% to 23,083 units from 26,919 units in the three months ended June 30, 2016, with Jaguar down by 8.5% and Land Rover down by 16.7%. JLR’s wholesale volumes in the United Kingdom increased by 13.8% to 25,841 units in the three months ended June 30, 2017 from 22,711 units in the three months ended June 30, 2016, with Jaguar up by 28.7% and Land Rover up by 7.6%.

•	China: In China, new passenger car sales decreased by 1.0% in the three months ended June 30, 2017, compared to the three months ended June 30, 2016. JLR’s retail volumes (including sales from its China Joint Venture) increased by 30.3% over the same period to 33,514 units from 25,726 units in the three months ended June 30, 2016, with Jaguar up by more than 99% and Land Rover up by 4.5%. JLR’s Chinese wholesale volumes (excluding sales from its China Joint Venture) increased by 7.6% to 13,700 units in the three months ended June 30, 2017 from 12,737 units in the three months ended June 30, 2016, with Jaguar up by 12.1% for the period and Land Rover up by 4.7%.

•	Overseas: Passenger car sales in Overseas markets increased by 6.4% in the three months ended June 30, 2017, as compared to the corresponding period in 2016. JLR’s retail volumes decreased by 13.9% to 18,937 units in the three months ended June 30, 2017 from 21,991 units in the three months ended June 30, 2016, with Jaguar up by 7.9% whereas Land Rover was down 19.3%. JLR’s Overseas wholesale volumes decreased by 12.3% to 17,656 units in the three months ended June 30, 2017 from 20,124 units in the three months ended June 30, 2016, with Jaguar down 17.0% whereas Land Rover was down 10.9%.

Properties and Facilities

JLR operates three principal manufacturing facilities and an engine manufacturing center (“EMC”) in the United Kingdom employing approximately 21,200 employees as at June 30, 2017. JLR believes that these facilities provide it with a flexible manufacturing footprint to support its present product plans.

•	Solihull: At Solihull, JLR produces the all-new Land Rover Discovery, Range Rover and Range Rover Sport as well as the Jaguar F-PACE. The new Range Rover Velar is also produced at Solihull. At Solihull, JLR employed approximately 11,800 manufacturing employees as at June 30, 2017.

•	Castle Bromwich: At Castle Bromwich, JLR produces the Jaguar XJ, XF, XE and F-TYPE and employed approximately 3,600 manufacturing employees as at June 30, 2017.

•	Halewood: At Halewood, JLR produces the Range Rover Evoque as well as the Land Rover Discovery Sport and employed approximately 4,500 manufacturing employees as at June 30, 2017.

•	Wolverhampton: At Wolverhampton, JLR produces advanced technology low-emission engines. This facility produces JLR’s range of “in-house” four cylinder diesel and petrol engines, and employed approximately 1,250 manufacturing employees as at June 30, 2017. JLR expects that this engine facility will reduce its dependence on third-party engine supply agreements and strengthen and expand its engine range to deliver high-performance, competitive engines with significant reductions in vehicle emissions. The EMC supplies JLR’s manufacturing facilities in the UK with engines which power the Jaguar F-PACE, XE, XF, the Range Rover Sport, Range Rover Velar, Range Rover Evoque, the Land Rover Discovery and the Land Rover Discovery Sport. JLR currently produces the 2.0-liter four cylinder diesel and petrol engines of Ingenium family at the EMC, which are now available across a range of JLR’s vehicles. The common architecture of the Ingenium family has been designed to allow for flexible manufacturing between variants and configurations. JLR intends to double the size of the facility as part of a £450 million expansion program over the next few years, bringing JLR’s total investment in the EMC to £1 billion.

In addition to its facilities in Solihull, Castle Bromwich and Halewood, JLR is pursuing investments in the following automotive manufacturing facilities:

•	United Kingdom: At Prologis Park in Ryton, near Coventry, JLR has established a Special Vehicle Operations Technical Centre with an investment of approximately £20 million. The facility is Jaguar Land Rover’s global center of excellence for the creation of high-end luxury bespoke commissions and extreme performance vehicles by a team of 500 Jaguar Land Rover specialists. Vehicles such as the Jaguar F-TYPE Project 7 have been created by Special Operations and customer deliveries of limited edition models have begun.

As part of JLR’s Special Operations division, Jaguar’s Classic workshop at Browns Lane in Coventry offers restoration and servicing of customers’ classic cars and has built nine new Jaguar XKSSs, each assigned one of the chassis destroyed in a historic fire, originally allocated in the 1950s to the 25-car project.

•	China: JLR also entered into a joint venture agreement in December 2011 with Chery for the establishment of a joint venture company in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. Production of the Range Rover Evoque began at the end of 2014 and sales commenced in February 2015. Production of the Land Rover Discovery Sport started in September 2015 and sales commenced in November 2015. This was followed by the long wheel base Jaguar XF (the XFL) for which sales commenced in September 2016. The plant has a production capacity of 130,000 vehicles per year.

•	Brazil: In December 2013, JLR signed an agreement with the State of Rio de Janeiro in Brazil to invest approximately £240 million in a new production plant, with an annual capacity of 24,000 vehicles. The plant opened in June 2016 and the production of the Land Rover Discovery Sport and the Range Rover Evoque has now commenced.

•	Austria: In July 2015, JLR agreed to a manufacturing partnership with Magna Steyr, an operating unit of Magna International Inc., to build vehicles in Graz, Austria starting with the Jaguar E-PACE and continuing with the Jaguar I-PACE.

•	Slovakia: In December 2015, JLR concluded an agreement with the Government of the Slovak Republic for the development of a new manufacturing plant in the city of Nitra in western Slovakia with an initial capacity of 150,000 vehicles which will manufacture a range of all new aluminum Jaguar Land Rover vehicles with the all-new Land Rover Discovery expected to be produced in late 2018. The manufacturing facility represents an investment of £1 billion with potential further investment of £500 million to increase the capacity of the facility to 300,000 vehicles per year over the next ten years.

In addition to its automotive manufacturing facilities, JLR has two product development, design and engineering facilities in the United Kingdom. The facility located at Whitley houses the design center for Jaguar, the engineering center for JLR’s powertrain, and other test facilities and its global headquarters, including JLR’s commercial and central staff functions. The facility located at Gaydon is the design center for Land Rover and the vehicle engineering center, and includes an extensive on-road test track and off-road testing capabilities. The two sites employed approximately 14,650 employees as at June 30, 2017.

In addition to its manufacturing, design/engineering and workshop facilities in the United Kingdom, JLR has property interests throughout the world (including in major cities) for limited manufacturing and repair services as well as sales offices for national or regional sales companies and facilities for dealer training and testing. JLR considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations. JLR believes that there are no material environmental issues that may affect its utilization of these assets.

The following table sets out information with respect to JLR’s principal facilities and properties as at June 30, 2017.

Location	Owner/Leaseholder	Freehold/Leasehold	Principal Products or Functions
United Kingdom
Solihull	Land Rover	Freehold	Automotive vehicles & components
Castle Bromwich	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
Halewood	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
Gaydon	Land Rover	Freehold	Product development
Whitley	Jaguar Land Rover Limited	Freehold	Headquarters and product development
Wolverhampton	Jaguar Land Rover Limited	Freehold	Automotive components (engines)
Outside United Kingdom
Changshu, China	Chery Jaguar Land Rover Automotive Co., Ltd.	Freehold and leasehold(1)	Product development, automotive vehicles & components
Rio De Janeiro, Brazil	Jaguar Land Rover Brazil	Freehold	Automotive vehicles & components

(1)	Chery Jaguar Land Rover Automotive Co., Ltd. owns the facility (including buildings and equipment) in freehold but leases the underlying land from the Chinese government.

China Joint Venture

In December 2011, JLR entered into a joint venture agreement with Chery for the establishment of a joint venture company in China. The purpose of JLR’s China Joint Venture is to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. Local production of the Range Rover Evoque by JLR’s China Joint Venture began at the end of 2014 and local sales commenced in February 2015. Production of the Land Rover Discovery Sport started in September 2015, which went on sale in November 2015 followed by the long wheel base Jaguar XF (the XFL) which went on sale in September 2016. Production of the Jaguar E-PACE is planned to commence in 2018. A Chinese engine plant was opened in July 2017 to manufacture the Ingenium 2.0-liter petrol engine for installation in locally produced vehicles.

JLR has committed to invest CNY3.5 billion of equity capital in its China Joint Venture, representing 50% of the share capital and voting rights of the China Joint Venture, of which CNY2.9 billion has been contributed as at June 30, 2017. Investment to support phase two, which will add additional manufacturing capacity, will be supported by further capital injections from JLR and Chery. The term of the joint venture is 30 years (unless terminated or extended). The joint venture agreement contains representations and warranties, corporate governance provisions, non-compete clauses, termination provisions and other provisions that are arm’s length in nature and customary in similar manufacturing joint ventures. The Chinese government approved the joint venture in October 2012, and JLR obtained a business license for the joint venture in November 2012.

The China Joint Venture has invested a total of CNY10.9 billion, which is being funded at the outset through a combination of debt and equity, in connection with the joint venture, which includes a manufacturing plant in Changshu, an R&D center and an engine production facility. JLR believes the joint venture combines JLR’s heritage and expertise with Chery’s knowledge of, and expertise in, the local Chinese market.

The China Joint Venture plant and the Chinese engine plant each have a production capacity of 130,000 vehicles per year.

Brazil Production Facility

In December 2013, JLR signed an agreement to invest approximately £240 million into a production facility in Rio de Janeiro in Brazil. The construction of the premium vehicle manufacturing facility began in December 2014 and the facility was opened in June 2016. The new plant produces the Land Rover Discovery Sport and the Range Rover Evoque and has a capacity to build 24,000 vehicles annually for the Brazilian market.

V. EMPLOYEE AND MANAGEMENT INFORMATION

Employees

The following table sets out a breakdown of persons employed by JLR at the time indicated by type of contract.

	As at
	March 31, 2017	June 30, 2017
Salaried	16,126	16,663
Hourly	17,574	17,419

Total permanent	33,700	34,082

Agency	6,565	6,775

Total	40,265	40,857

As at June 30, 2017, JLR employed 40,857 employees worldwide, including agency personnel. Of the 40,857 employees, approximately 3,217 were employed overseas. Hourly paid employees are hired as agency workers for the first 12 months and then move onto a fixed-term contract for a further 12 months, before being hired as permanent employees.

Pension Obligations

Contributions to the plans by JLR’s subsidiaries take into consideration the results of actuarial valuations. The plans with a surplus position at the year-end have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or a reduction in future contributions. Where the subsidiary is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognized.

Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years. The most recent valuation, as at March 31, 2017, indicated a shortfall in the assets of the schemes as at that date, versus the actuarially determined liabilities as at that date, of £1,461 million (compared to £887 million as at April 2015).

As part of the valuation process JLR agreed to a schedule of contributions with the trustee of the schemes which, together with the expected investment performance of the assets of the schemes, is expected to eliminate the deficit by 2025. As part of this schedule of contributions, JLR paid £69 million into the pension schemes in March 2017 as an advance payment towards deficit contributions due during Fiscal 2017. As at June 30, 2017 JLR’s UK defined benefit pension accounted deficit had decreased to £1,138 million, as compared to £1,461 million as at March 31, 2016. This decrease was primarily due to the fact that on April 3, 2017, JLR approved and communicated to its defined benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from April 6, 2017 so that, among other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. As a result of the remeasurement of the schemes’ liabilities, a past service credit of £437 million has arisen and has been recognized in Fiscal 2018.

On April 3, 2017, JLR approved and communicated to its defined benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from April 6, 2017 so that, among other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. As a result of the remeasurement of the schemes’ liabilities, a past service credit of £437 million has arisen and has been recognized in Fiscal 2018.

Board of Directors

The following table provides information with respect to members of JLR’s board of directors as at the date of this Exhibit:

Name	Position	Date of Birth	Year appointed as Director, Chief Executive Officer or Secretary
Natarajan Chandrasekaran	Non-Executive Director and Chairman	June 2, 1963	2017
Professor Dr. Ralf D. Speth	Chief Executive Officer and Director	September 9, 1955	2010
Nasser Mukhtar Munjee	Non-Executive Independent Director	November 18, 1952	2012
Chandrasekaran Ramakrishnan	Non-Executive Director	June 27, 1955	2013
Andrew M. Robb	Non-Executive Independent Director	September 2, 1942	2009

VI. MAJOR SHAREHOLDERS

Major Shareholders of the Company

As at June 30, 2017, the following organization held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of the Company:

Name of shareholder of Company	Number of ordinary shares	%
TML Holdings PTE Limited (Singapore)	1,500,642,163	100

Major Shareholders of TMLH

As at June 30, 2017, the following organization held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of JLR’s holding company, TMLH:

Name of shareholder of TMLH	Number of ordinary shares	%
Tata Motors Limited (India)	2,511,659,418	100

Major Shareholders of Tata Motors

Tata Motors Limited is a widely held, listed company with approximately 530,822 shareholders of ordinary shares and 105,815 shareholders of ‘A’ ordinary shares of record, as at June 30, 2017. While shareholders of ordinary shares are entitled to one vote for each ordinary share held, shareholders of ‘A’ ordinary shares are entitled to one vote for every 10 ‘A’ ordinary shares held. As at June 30, 2017, the largest shareholder of Tata Motors Limited was Tata Sons and its subsidiaries, which held 33.99% of the voting rights.